SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

				   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                   Report for the Month of April, 2003

				XENOVA GROUP PLC
		              (Name of Registrant)

	                     957 Buckingham Avenue
			            Slough
				   Berkshire
				    SL1 4NL
				    ENGLAND
	          (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F.X.... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


The Report contains a copy of the following:

(1) Annual Report & Accounts











Xenova Group plc
(Incorporated and registered in England and Wales no. 2698673)

Directors                                                  Registered Office
JBH Jackson (Chairman)          TR Irwin                   957 Buckingham Avenue
DA Oxlade                       PL Gillett                 Slough
D Abrams                        GH Fairtlough              Berkshire SL1 4NL
J Waterfall                     AL Harris
M Moore                         HS Wachtler                11 April 2002
J St Clair Roberts


Notice of Meeting

To all Ordinary Shareholders and, for information only, to all ADR holders and Optionholders.

This year's Annual General Meeting, Xenova's eleventh, but its seventh as a company traded on the London Stock Exchange, is to be held at The Institute of Directors, 116 Pall Mall, London, SW1Y 5ED, England on 29 May 2003 at 10 am.

The business to be proposed at this AGM comprises the appointment of auditors, an authority to allot shares, amendments to Xenova Deferred Share Bonus Plan and a disapplication of pre-emption rights. A brief explanation of these resolutions is set out below.

Appointment of Auditors (Resolution 6) Following the conversion of our auditors PricewaterhouseCoopers to a Limited Liability Partnership (LLP) with effect from 1 January 2003, PricewaterhouseCoopers resigned on 7 February 2003 and the Directors appointed its successor PricewaterhouseCoopers LLP as auditors to fill the casual vacancy. Special notice having been received, pursuant to sections 379 and 293(5) of the Companies Act 1985, a resolution to appoint PricewaterhouseCoopers LLP as auditors to the Group will be proposed at the Annual General Meeting.

Authority to allot shares (Resolution 7) Under the Companies Act 1985, the Directors of the Company may only allot unissued shares if authorised to do so by the Articles of Association or by the shareholders in General Meeting. The authority to allot granted at the Extraordinary General Meeting of the Company held in October last year will expire at this year's Annual General Meeting. This resolution is therefore being proposed to grant new authority to allot 57,596,084 ordinary shares, representing approximately 33% per cent. of the issued ordinary share capital as at 11 April 2003. Your Directors have no intention, at present, of utilising any part of this authority to allot. If given, the authority will expire on the earlier of fifteen months from the date of the resolution and the date of the next Annual General Meeting.

Amendments to Xenova Deferred Share Bonus Plan (Resolution 8) The Xenova Deferred Share Bonus Plan (the "Plan") was approved by shareholders at an Annual General Meeting held on 13 May 1999. During the year the Remuneration Committee has reviewed the operation of the Plan, and the Company has had discussions with the Association of British Insurers as to how the Plan can be operated in a more effective manner. With this in mind it is proposed that the Xenova Deferred Share Bonus Plan be amended. A resolution approving the amendments will be put to the Annual General Meeting and a more detailed description of the proposed amendments appears in the appendix enclosed with this document.

The amended rules of the Plan, will be available for inspection until the close of the Annual General Meeting at the offices of New Bridge Street Consultants, 20 Little Britain, London EC1A 7DH; and at the location of the Annual General Meeting during the 15 minutes prior to the meeting and during the meeting itself.

Disapplication of pre-emption rights (Resolution 9) This resolution is to renew your Directors' authority to allot new ordinary shares for cash otherwise than in proportion to existing holdings of shares. Other than the disapplication for rights issues and pro rata open offers, the authority will be limited to 17,453,350 shares, representing approximately 10% of the issued ordinary share capital as at 11 April 2003. This is in excess of the 5% standing authority permitted by the guidelines of the Investor Protection Committees. The Directors intend that the additional 5% disapplication authority above that normally taken by listed companies will only be used in connection with strategic alliances or other commercial arrangements entered into by the Company in the future. The issue price in respect of any such share issues will be set as close as practicable to the prevailing market price. This resolution has previously been discussed with The Association of British Insurers. If given, the authority will expire on the earlier of fifteen months from the date of the resolution and the date of the next Annual General Meeting.

Action to be taken by shareholders Enclosed with this document is a Form of Proxy for the Annual General Meeting for use by ordinary shareholders. If you wish to appoint a proxy, you are asked to complete and sign the form and return it to the Company's Registrars, Computershare Investor Services plc, PO Box 1075, The Pavilions, Bridgwater Road, Bristol BS99 3FA, England, so as to arrive no later than 10 am on Tuesday 27 May 2003. If you wish to attend the meeting, the return of the Form of Proxy will not prevent you from doing so and voting in person.

John BH Jackson
Chairman


Notice of Meeting
Xenova Group plc
(Incorporated and registered in England and Wales no. 2698673)


Notice is hereby given that the Eleventh Annual General Meeting of Xenova Group plc will be held at The Institute of Directors, 116 Pall Mall, London, SW1Y 5ED, England on Thursday 29 May 2003 at 10 am to transact the following business:

ORDINARY RESOLUTIONS
Resolution 1
To receive and adopt the audited financial statements for the year ended 31 December 2002 together with the Report of the Directors and Auditors thereon. Resolution 2
To receive and adopt the Directors' Remuneration Report for the year ended 31 December 2002.
Resolution 3
To re-elect as a Director Mr P Gillett who retires by rotation and offers himself for re-election.
Resolution 4
To re-elect as a Director Mr TR Irwin who retires by rotation and offers himself for re-election.
Resolution 5
To re-elect as a Director Mr H Wachtler who retires by rotation and offers himself for re-election.
Resolution 6
Special notice has been given, pursuant to sections 379 and 293(5) of the Companies Act 1985, for the following resolution to be proposed as an Ordinary
Resolution:
To appoint PricewaterhouseCoopers LLP as Auditors of the Company and to authorise the Directors to fix their remuneration.
Resolution 7

That pursuant to Section 80 of the Companies Act 1985 the Directors be and they are hereby generally and unconditionally authorised in substitution for the authority previously conferred upon them at the Extraordinary General Meeting of the Company in October 2002 (save to the extent that the same may have been exercised by the issue of relevant securities prior to 23 May 2003 or by reason of any offer or agreement made prior to 23 May 2003 which would or might require relevant securities to be allotted on or after 23 May 2003) to allot relevant securities (as defined in Section 80 of the Companies Act 1985) up to an aggregate nominal amount equal to GBP5,759,608 provided that this authority, unless renewed, shall expire on the earlier of fifteen months from the date hereof and the conclusion of the next Annual General Meeting of the Company, save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot the relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired.
Resolution 8
That the rules of the Xenova Group Deferred Share Bonus Plan as summarised in the enclosed Appendix be and are hereby approved and that the directors be and are hereby authorised to do such acts and things as may be necessary to carry the same into effect.

SPECIAL RESOLUTION
Resolution 9
That the Directors be and they are hereby empowered pursuant to Section 95 of the Companies Act 1985 to allot equity securities (as defined in Section 94 of the said Act) pursuant to the authority conferred by resolution 7 as if Section 89(1) of the said Act did not apply to any such allotment provided that this power shall be limited:

to the allotment of equity securities in connection with a rights issue or open offer in favour of shareholders where the equity securities respectively attributable to the interests of all shareholders are proportionate (as nearly as maybe) to the respective numbers of shares held by them (but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with legal or practical problems under the laws of any territory or the requirements of any regulatory body or any stock exchange or in connection with fractional entitlements or by arising by virtue of shares being represented by American Depository Receipts or otherwise howsoever); and

(i) to the allotment (otherwise than pursuant to sub-paragraph (i) above) of equity securities up to an aggregate nominal amount of GBP1,745,335,

(ii) and shall expire on the earlier of fifteen months from the date hereof and the conclusion of the next Annual General Meeting of the Company, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby and had not expired.

By Order of the Board                                      Registered Office:
D Abrams                                                   957 Buckingham Avenue
Secretary                                                  Slough
                                                           Berkshire, SL1 4NL
11 April 2003                                              United Kingdom


NOTES:
1 A member entitled to attend and vote at the above meeting may appoint one or more proxies to attend and, on a poll, to vote instead of him. A proxy need not also be a member of the Company.

2 A form of proxy is enclosed which, to be effective, must be completed and lodged with the Company's Registrars not later than 48 hours before the time fixed for the Meeting or any adjournment thereof).

3 Completion and return of a form of proxy does not preclude a member from attending and voting in person.

4 Pursuant to regulation 41 of the Uncertified Securities Regulations 2001, only those shareholders registered in the register of members of the Company 48 hours prior to the time fixed for the Meeting (or any adjournment thereof) shall be entitled to attend or vote at such meeting in respect of the number of shares registered in their name at that time. Changes to the entries on the register of members after such time shall be disregarded in determining the rights of any person to attend and vote at the meeting.


APPENDIX - summary of the Proposed Amended Xenova Deferred Share Bonus Plan ("the Plan")
The following amendments are proposed:
- A qualifying service period of 12 months is being introduced in order for an employee to be eligible to receive an award, unless the Remuneration Committee determines otherwise.
- The making of awards will be at the discretion of the Remuneration Committee, and an employee's decision to invest part of his cash bonus will not automatically mean that an award will be made under the Plan.
- Awards will normally be made on 1 March each year (and would only be made later if the announcement of the Company's preliminary results is delayed) with the exception of this year where awards will be made following shareholder approval of these amendments.
- Awards will not be made when this is prohibited by regulations, for example, the Listing Rules of the United Kingdom Listing Authority or the City Code on Takeovers and Mergers.
- The ability for the employee to choose the extent (up to 50% of the bonus) to which he wishes to invest his bonus in the purchase of shares in the Company will be amended so that 0%, 20%, 25% or 30% of the after-tax bonus can be used to purchase shares that may qualify the employee for the grant of an award under the Plan.
- The percentage of bonus used to buy shares and the participant's grade at the award date will determine the maximum number of shares subject to an award, rather than the more complex formula described above. These limits are prescribed in the rules of the Plan, and are summarised in the table below but may be reduced by the Remuneration Committee when making the award.

     Grade              Maximum award per annum (number of shares)
     CEO                                1,260,000
     Executive Director                 1,630,000
     Executive Team Member              1,315,000

- If a participant sells qualifying shares before an award vests, the matching award will lapse on a pro-rata basis. This is the principle presently catered for in the Plan, but the wording of the relevant provision is being clarified.
- The performance condition attaching to the award will have two parts. If the first part is met, the award is exercisable in full and it shall not be necessary to review the second part. However, if the first part is not satisfied, the extent to which the award should be capable of exercise shall be determined by the second part of the performance condition. The two parts are:

     - The first part of the performance condition requires either (a) the Company's share price growth to exceed that of the median company of a basket of bioscience and other relevant companies that are selected by the Remuneration Committee when making the award, or (b) to achieve an average compound growth of 10% per annum over the three year performance period. In the normal course of events, this part of the performance condition will be reviewed at the end of the three year performance period and will not be retested if it is failed after three years; and

     - The second part of the performance condition requires the satisfaction of Key Corporate Objectives. These Key Corporate Objectives will be annual targets set by the Board and reviewed by the Remuneration Committee each year. More than one Key Corporate Objective may be set in respect of each year. The maximum extent to which an award may be exercised if all Key Corporate Objectives are met in each year for each of the three years is 80% of the maximum number of shares subject to the award, if the first part of the performance target condition is not met. This potential 80% vesting will be allocated equally (i.e. 26.66%) across the three years and the Remuneration Committee will determine how much of this 26.66% potential vesting shall actually vest in each year after reviewing the Key Corporate Objectives for that year. When making that review, the Remuneration Committee will either determine that none vests or that between 75% (i.e. 20% of the total number of shares subject to the award) and 100% (i.e. 26.66% of the total number of shares subject to the award) shall vest.

- If a participant leaves within three years of the grant date of an award, the award will be capable of exercise for a period of six months from the date of cessation of employment to the extent that the second part of the performance has been met at that time. The vesting of the balance of the award would be subject to the discretion of the Remuneration Committee.
- Should there be a change of control of the Company, a scheme of arrangement or a similar corporate event, all awards will vest in full regardless of whether or not the performance condition has been met at that time.
- The Remuneration Committee may amend a performance condition applying to an existing award provided that it acts fairly and reasonably and provided that the amendment will in its opinion make the performance condition materially no less challenging to satisfy than was the case when originally imposed.

  Xenova Group plc
  Form of Proxy
  Annual General Meeting


  I/We (block capitals please)

  of

  being a member/members of the above named Company, hereby appoint the Chairman of the Meeting as my/our proxy to vote for me/us on my/our behalf in the manner indicated at the Annual General Meeting of the Company to be held at The Institute of Directors, 116 Pall Mall, London, SW1Y 5ED, England on Thursday 29 May 2003 and at any adjournment thereof.

  Date Signature

  Please indicate with a tick in the appropriate box how you wish your vote to be cast. Your proxy will otherwise vote or abstain as he/she thinks fit. Details of the resolutions are set out in the Notice of the Meeting.

                    For         Against           For            Against

  Resolution 1      Resolution 6
  Resolution 2      Resolution 7
  Resolution 3      Resolution 8
  Resolution 4      Resolution 9
  Resolution 5

  NOTES:

1 To be effective, this Form of Proxy duly completed and signed, together with the Power of Attorney or other authority (if any) under which it is signed (in either case notarially certified), must be lodged with the Company's Registrars, Computershare Investor Services plc, PO Box 1075, The Pavilions, Bridgwater Road, Bristol, BS99 3FA, England not later than 48 hours before the time fixed for the Meeting (or any adjournment thereof). No instrument appointing a proxy shall be valid after twelve months have elapsed from the date named as the date of its execution.

2 A member may appoint a proxy of his or her own choice. If such an appointment is made, delete the words "Chairman of the Meeting", initial the alteration and insert the name of the person appointed as proxy in the space provided. A proxy need not be a member of the Company.

3 If the appointor is a corporation this form must be under its common seal or under the hand of an officer or attorney or other person duly authorised to sign it.

4 In the case of joint holders the vote of the senior member who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members in respect of their joint holding.

5 Completion and return of this Form of Proxy will not preclude shareholders from attending and voting in person (whether by a show of hands or upon a poll) at the Meeting should they subsequently decide to do so.

6 Resolution 3 Mr P Gillett is a Non-Executive Director and Chairman of the
  Audit Committee. Resolution 4 Mr TR Irwin is a Non-Executive Director and a member of the Audit Committee. Resolution 5 Mr H Wachtler is a Non-Executive Director and a member of the Audit Committee.


Xenova Group plc
Annual Report and Accounts 2002
"During 2002, Xenova made solid clinical progress with our portfolio of mid and late stage products, strengthening the pipeline and expanding our corporate partnerships."
David A Oxlade, Chief Executive Officer

Investor information
Investor/Media Information
For further information
contact:
Corporate Communications
Xenova Group plc
Telephone: 01753 706600

Registered Auditors
PricewaterhouseCoopers
Harman House
George Street
Uxbridge
Middlesex UB8 1QQ

Registrars
Computershare Investor Services plc
PO Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NHBankers
Barclays Bank plc
Barclays House
9/10 Victoria Street
Basingstoke
Hampshire RG21 3BT

Legal advisors
Slaughter and May
One Bunhill Row
London EC1Y 8YY

Legal advisors
(Special projects)
Anderson & Company
76 Wallingford Road
Shillingford
Oxfordshire
OX10 7EU
US Attorneys
Bingham McCutchen LLP
399 Park Avenue
New York, NY
10022-4689, USA

Patent Attorneys
JA Kemp & Co
14 South Square
Grays Inn
London WC1R 5LX

Brokers
Nomura International plc
Nomura House
1 St Martin's-le-Grand
London EC1A 4NP

ADR Depository Bank
The Bank of New York
101 Barclay Street - 22 Floor
New York NY 10286, USA
Financial Public Relations (UK)
Financial Dynamics Ltd
Holborn Gate
26 Southampton Buildings
London
EC2A 1PB

Financial Public Relations (US)
The Trout Group/
BMC Communications
740 Broadway
Suite 903
New York NY 10003, USA

Discover more...
....visit  www.xenova.co.uk  for the latest up to the minute  information,  press releases, news of development programmes and partnerships, and our dedicated investor centre.

Registered and Head Office
957 Buckingham Avenue
Slough
Berkshire SL1 4NL

Telephone +44 (0)1753 706600
Fax +44 (0)1753 706607

Registered Number 2698673

Clearly focused on commercially attractive drug candidates
At Xenova, we focus our resources on the discovery and development of commercially attractive novel, small molecule and biologic drug candidates. We believe there are attractive commercial opportunities for novel cancer and immunotherapeutic drugs that address clear unmet clinical needs, and that through our expertise in these areas Xenova is well placed to take advantage of this.
     It is our intention to further develop our product pipeline in our defined areas of oncology and immunotherapy, with the aim of creating a robust, sustainable and revenue generating company in the medium term.

During the year, tariquidar (XR9576) our multi-drug resistance inhibitor for cancer, entered Phase III clinical trials. Left, mechanism of action of tariquidar in cancer cells.
1 Blood vessel delivers chemotherapy drug into cancer cell.
2 Tariquidar blocks cancer cell resistance mechanism, preventing excretion of chemotherapy drugs by cancer cell.

Xenova's strategy
Xenova's strategy has four interlinked elements:
- the discovery and development of novel drug candidates where we create and own the intellectual property involved and retain commercialisation rights;
- the development and expansion of our pipeline of potential drug candidates with the intention of having one new drug candidate enter clinical trials approximately every year;
- the accessing of new targets for drug screening and lead identification through close relationships and collaborations with academic research centres and institutions, and through in-licensing from other companies where attractive opportunities arise within Xenova's area of expertise; and
- the commercialisation of the products of our research and development, generally but not exclusively through partnering with major pharmaceutical and biotechnology companies.

In commercialising our products we consider the optimal time for partnering on a project by project basis, following an assessment of the scientific and commercial risks and returns for each individual project and taking into account our cash flow and general funding position. We would normally seek to finance the development of new drugs up to the completion of Phase II trials, at which point a licensing partner would be sought to complete the development and marketing of the product. However, in certain instances we may consider licensing a product at an earlier stage when an attractive commercial arrangement can be negotiated. We also seek to retain rights to significant geographic territories in order to maximise the value to Xenova at a later date.

The 'virtual' development model
As a result of the good progress made by both our preclinical and clinical biologics pipelines following the merger with Cantab Pharmaceuticals, as announced in December 2002, we have now applied our 'virtual' development approach to our biologics products. This approach, which utilises external resources to assist with the development of products, has been successfully used in the development of our small molecule product portfolio for a number of years. In house capabilities that are essential to the further development of our portfolio, or which cannot efficiently be sourced externally, are retained. The 'virtual' approach allows Xenova to reduce the level of in-house resources involved in the early development and manufacturing processes, and the changes announced in December 2002 are expected to achieve cost savings of approximately GBP2m on an annualised basis.

Realising value from the portfolio
In April 2002, Xenova announced the signing of a development and licence agreement with Genentech Inc for products primarily targeting disorders of the immune system based on our OX40 receptor protein and anti-OX40 Ligand antibody programmes. This was the first partnering of a biologics-based research programme following our merger with Cantab Pharmaceuticals and was Xenova's third major partnership in an 8-month period. The deal is valued at up to $63m (GBP43.2m). OX40 is a platform technology capable of producing several therapeutic solutions. OX40 and OX40 Ligand are a pair of interacting cell-surface proteins which are important for the induction and regulation of immunity. Xenova retains all rights to OX40 Ligand and stimulatory anti-OX40 antibodies.

Focus on cancer - novel approaches to treatment and prevention
Company profile
Xenova Group plc's product pipeline focuses principally on the therapeutic areas of cancer and immune system disorders. The company has a broad pipeline of products in clinical development and has a well-established track record in the identification, development and partnering of innovative products and technologies. Xenova currently has partnerships with significant pharmaceutical companies including Celltech, Genentech, Lilly, Millennium Pharmaceuticals, Pfizer and QLT.

A year of continued progress

Quarter 1

February 5, 2002
Anti-cancer compound XR11576 enters clinical trials
XR11576 (also known as MLN576) entered Phase I clinical trials in February 2002. The open label trial is being carried out in patients with solid tumours at centres in the UK and the Netherlands. XR11576 is administered orally.

March 27, 2002
Successful results of Phase IIa trial for therapeutic vaccine TA-HPV
The successful results of a physician-initiated Phase IIa trial of TA-HPV were announced at the meeting of the British Society of Investigative Dermatology in March. Five of the 12 patients in the study showed a marked reduction in lesion size.

Quarter 2

April 2, 2002
Patient dosing begins in Phase IIa dose escalation study for anti-cocaine addiction vaccine TA-CD A Phase IIa open label trial began in April for Xenova's anti-cocaine vaccine TA-CD. The trial uses a 4 or 5 dose vaccination schedule and is being conducted in conjunction with Yale University's School of Medicine. This study is funded in part by the US National Institute on Drug Abuse (NIDA).

April 23, 2002

Potential $63m (GBP43.2m) development and licence agreement with Genentech Inc for novel drugs in immune inflammatory disease
An agreement was signed with Genentech in April for the development and marketing of products primarily targeting disorders of the immune system, based on Xenova's OX40 receptor protein and anti-OX40 Ligand antibody programmes. The OX40 platform technology is part of the portfolio of preclinical research acquired through Xenova's merger with Cantab Pharmaceuticals in 2001.

June 14, 2002
Successful results of Phase I trial for TA-NIC - first evaluation of anti-nicotine vaccine in man Preliminary Phase I results for this study, announced in June, showed TA-NIC to be safe and well tolerated both systemically and locally. The vaccine generated a specific anti-nicotine response.

DISC-GMCSF found to be safe and well tolerated in Phase I trial
The results of a dose-escalating Phase I safety study for Xenova's gene-therapy based oncology product, DISC-GMCSF, were also announced on June 14. As well as being safe and well-tolerated, the DISC vector was shown to be localised at the site of injection and had not spread beyond the required therapeutic area, a key objective of the study.

June 28, 2002
Phase III trials begin for tariquidar
It was announced at the end of June that patient enrolment had begun in Phase III for Xenova's p-glycoprotein inhibitor, tariquidar. Tariquidar is being developed for the treatment of multi-drug resistance in cancer. Trials are being carried out on patients with non-small cell lung cancer at centres located throughout North America and Europe.

Quarter 3

September 11, 2002
Fully underwritten 8 for 33 rights issue raises GBP9.8m ($15.8m) net of expenses A rights issue of approximately 33.7m New Ordinary Shares at a price of 32.5 pence per New Ordinary Share was announced in September. The rights issue was fully underwritten by Nomura.

Quarter 4

October 3, 2002
Xenova's tariquidar granted FDA fast track status
Tariquidar was granted fast track status in September. Products designated as fast track have their development facilitated and their reviews expedited by the US Food and Drug Administration (FDA).

December 11, 2002

Operational review. Cost reductions estimated at GBP2m pa and two new projects into preclinical research
It was announced in December that an operational review is expected to produce annual cost savings of approximately GBP2m and that two new early stage projects, known as HIF-1 alpha and MEN-B, had entered preclinical research. Xenova intends to develop small molecule inhibitors of HIF-1 alpha, which may have anti-cancer and anti-angiogenic activity. MEN-B is a vaccine which is being developed for the prevention of meningitis caused by meningococcal group B infections.

Highlights
2002

February
Start of Phase I trials for novel anti-cancer agent XR11576

April
Exclusive development and licence agreement worth up to $63m (GBP43.2m) signed with Genentech Inc for OX40 and OX40L for immune system disorders

June
Phase I
data shows anti-nicotine vaccine
TA-NIC to
be safe and immunogenic

Tariquidar enters Phase III trials

September
Rights Issue raises GBP9.8m net of expenses

October
Tariquidar granted fast track status
by US Food
and Drug Administration


Chairman's statement and Chief Executive's review

The last financial year was a good year for Xenova with considerable progress made in all areas of the business. Following the merger with Cantab Pharmaceuticals in 2001, Xenova has continued to focus its resources on the research and development of both small molecule and biologic drug candidates. Xenova currently has a development pipeline of 8 programmes undergoing clinical trials, backed up by an extensive pipeline of research-stage programmes. As a result of this year's operational review, we have applied our 'virtual' development approach, which we have used successfully with our pharmaceutics programmes, to our biologics portfolio. This has allowed us to reduce the level of in-house resources involved in the early development of biologics. Details of the latest stage of development of all our programmes, including information relating to two new programmes, known as HIF-1 alpha and MEN-B, (which entered preclinical research in 2002), can be found later in this review.
     Xenova was amongst the small number of biotechnology companies who were successful in raising funds in the market in 2002, raising GBP9.8m net through a fully underwritten 8 for 33 Rights Issue. As a result, Xenova had GBP19.2m in cash, short-term deposits and investments at the year end. The impact of the December 2002 operational review is expected to produce annual cost savings of approximately GBP2m. Exceptional reorganisation costs of GBP3.8m have been recognised in the current year. This comprises GBP0.5m in respect of redundancies and GBP3.3m in respect of fixed asset impairments.
     Xenova employed approximately 148 people at 31 December 2002 at its facilities in Slough and Cambridge, UK. The company's head office and small molecule discovery and development facilities are based in Slough, while the Cambridge site houses Xenova's biologics capabilities.
     Our objectives for the coming year include the further advancement of our clinical programmes and potentially further commercial partnerships for certain products currently in development.

Tariquidar (XR9576) - Discovered by Xenova, tariquidar, a potent small-molecule inhibitor of the P-glycoprotein pump, is being developed for the treatment of multidrug resistance (MDR) in cancer. There is a substantial market opportunity for a drug that overcomes MDR, since it is estimated that, depending on the type of cancer, between 30% and 80% of solid tumours will develop resistance to anti-cancer drugs.
     In August 2001, Xenova signed an exclusive licence agreement with QLT Inc for the development and marketing in the United States, Canada and Mexico of tariquidar for the treatment of MDR in cancer.
     In June 2002, tariquidar entered two pivotal Phase III clinical trials, in which it is being used as an adjunctive treatment in combination with first-line chemotherapy for non-small cell lung cancer (NSCLC) patients. The double-blind, randomised, placebo-controlled trials are being carried out on patients with stage IIIb/IV NSCLC at centres located throughout North America and Europe. Tariquidar was granted fast track status by the US Food and Drug Administration
(FDA) in October 2002. On successful completion of the Phase III programme, it is anticipated that QLT will file for approval of tariquidar in North America for use in combination with first-line chemotherapy in advanced NSCLC by the end of 2005 and Xenova will file for marketing approval in Europe.
     Xenova retains substantially all rights to commercialise tariquidar in Europe and the Rest of the World, and we intend to establish further collaborations in order to maximise the value of this potentially first-in-class drug.
     Note: On 21 February 2003, QLT Inc. announced that enrolment of additional patients in the ongoing Phase III studies of tariquidar in non-small cell lung cancer patients was being suspended for approximately three months pending the completion of the planned interim safety and efficacy analysis by an Independent Data and Safety Monitoring Committee (DSMC).
     The DSMC recommended to QLT Inc. that accrual to the trials be temporarily halted until all patients currently enrolled have been followed for a minimum of three months and that the patients should continue to be treated and followed according to the protocol. The committee also stated that all data should remain blinded and that the intention of this halt in accrual is to permit, for those patients already entered, acquisition and review of additional data on safety and efficacy. The DSMC concluded that the recommendations above "provided the best opportunity for these trials to remain intact and to serve in their entirety as pivotal registration trials for regulatory purposes."
     The DSMC is an independent panel of experts who are not participating in the studies. The primary responsibility of the DSMC is to oversee the studies and safeguard the interests of current and future participants in these trials. The DSMC had not reviewed any efficacy data at the time of recommending a temporary suspension to new recruitment. The DSMC felt that a review of the patients enrolled to date would be sufficient "to permit an assessment of differences in response rates between the two arms of the trial, and to provide information on short to mid term differences in survival" and to make an initial assessment of therapeutic benefit versus potential risk.
     The Phase IIb trial underway at MD Anderson in chemo refractory breast cancer is unaffected.

XR11576 (MLN576) - XR11576, XR5944 and XR11612 are novel DNA targeting agents, whose mode of action includes dual inhibition of topoisomerases I and II. XR11576, XR5944 and XR11612 are the subject of a licence agreement with Millennium Pharmaceuticals Inc, announced in December 2001. XR11576 entered Phase I clinical trials in February 2002. The open label Phase I trial is being carried out at centres in the UK and the Netherlands and comprises multiple ascending oral doses in patients with solid tumours. The other compounds covered by this agreement, XR5944 (MLN944) and XR11612 (MLN612), are currently in preclinical development. Xenova retains responsibility for performing development activities associated with the programme to the end of Phase II clinical trials. Millennium will provide funding for the programme commencing in 2003, up to the agreed level of $20.0m (GBP12.4m). Xenova retains substantially all commercialisation rights for all products arising from the collaboration outside the United States, Canada and Mexico.

DISC-GMCSF - DISC-GMCSF, an innovative immunotherapeutic vaccine, is designed as a treatment for a broad range of solid tumours. In preclinical studies DISC-GMCSF was shown to be effective in models of breast and colorectal cancer. As announced in June 2002, DISC-GMCSF successfully completed a Phase I dose-escalating safety study at three centres in the UK, in patients with metastatic melanoma. DISC-GMCSF was found to be well tolerated, with no serious adverse events reported. The DISC vector was shown to be localised at the site of injection and had not spread beyond the required therapeutic area, a key objective of the study.

TA-HPV/TA-CIN - TA-HPV is an immunotherapeutic vaccine, which is being developed for use alongside surgery in the treatment of cervical cancer and for the treatment of high grade anogenital neoplasia. The results of two physician-initiated Phase IIa trials, in which TA-HPV was tested in patients with high-grade vulval intra-epithelial neoplasia (VIN 3), have shown the vaccine to be safe and well tolerated, with responses being shown in over 40% of cases in these studies. TA-CIN is a recombinant fusion protein, designed as a treatment for women with cervical dysplasia. Preclinical studies have suggested that use of this product together with TA-HPV results in an immune response that is significantly greater than that observed with either product alone. An open label, physician-sponsored Phase II 'prime-boost' study, targeting the treatment of HPV associated ano-genital neoplasias, began in October 2001. Results of this trial are anticipated during the course of 2003.

TA-NIC - Designed as a treatment for nicotine addiction, TA-NIC is a nicotine conjugate vaccine which is administered through a course of intramuscular injections. TA-NIC is intended as an aid to smoking cessation and has been designed to generate anti-nicotine antibodies. The successful results of a Phase I trial for TA-NIC, reported in June 2002, showed the vaccine to be safe and well tolerated both systemically and locally in the 60 smokers and non-smokers who took part in the trial, and that the vaccine generated a specific anti-nicotine response. This is the first time such a vaccine has been tested in man. It is expected that TA-NIC will enter further Phase I dose escalation trials during the course of 2003.

TA-CD - TA-CD is a therapeutic vaccine which is under development for the treatment of cocaine addiction. Its mechanism of action is similar to that of TA-NIC. A Phase IIa dose escalation trial, supported by the US National Institute on Drug Abuse (NIDA), began in April 2002. A Phase II 'cocaine administration' study, which has been designed to provide a preliminary assessment of the efficacy of TA-CD, as determined by quantitative behavioural and other measurements, is expected to begin during the course of 2003.

DISC-PRO - A prophylactic vaccine designed to prevent genital and oro-labial herpes, DISC-PRO has completed Phase I trials. These Phase I trials demonstrated that DISC-PRO was well tolerated and immunogenic. We intend to secure a corporate partner ahead of Phase III clinical trials for the further development of this programme.


DISC-VET - DISC-VET is a programme to develop Xenova's DISC technology for the treatment of multiple diseases in animals. A product candidate, DISC-BHV, for the treatment of bovine herpes virus induced respiratory disease in cattle, is in the equivalent of Phase I clinical development in partnership with Pfizer. Xenova's DISC vaccine technology is applicable to multiple disease targets including diseases which affect other animal species.

Preclinical

OX40/OX40L - OX40 is a platform technology which is capable of producing multiple drug candidates primarily targeting cancer and autoimmune disease. OX40 and OX40L (OX40 Ligand) are a pair of interacting cell-surface proteins. A development and licence agreement worth up to $63.0m (GBP43.2m) was entered into in April 2002 with Genentech for the worldwide rights to develop and market products, primarily targeting disorders of the immune system, based on Xenova's OX40 receptor protein and anti-OX40 Ligand antibody programmes. Under this agreement, Xenova retains all rights to the up-regulation of the immune system using the OX40:OX40L interaction, including use in oncology and infectious disease therapy.

PAI-Cancer - In collaboration with the Institute for Cancer Research, Xenova has been developing an active novel inhibitor of a protein released by platelets and the cells lining the blood vessels known as PAI-1. PAI is an unfavourable prognostic indicator in many human cancers and is strongly implicated in the metastatic process. Lilly has an option to acquire exclusive rights to develop and commercialise PAI-1 inhibitors in the cancer field, which, if exercised, would realise upfront and milestone payments of up to $16.5m (GBP10.0m), with additional royalties payable on commercialised products.

MRP - Multi-Drug Resistance Protein (MRP) acts as a pump which, like the P-glycoprotein pump, expels small molecules out of cells and thus can help protect tumour cells from certain chemotherapeutic agents. We are currently carrying out a lead optimisation programme for a compound for the inhibition of MRP to further strengthen our position in the field of multi-drug resistance.

OX40 - A partnership has been established with Celltech Group plc to develop an antibody-based product against OX40 for the treatment of autoimmune disease.

PAI-1 in Cardiovascular disease - In conjunction with our partner Lilly, we have been carrying out a research and development programme for the development of a new class of oral anti-thrombotic drugs suitable for chronic use. Research is focused on the development of small molecule inhibitors of PAI-1 that are designed to enhance the break-up of blood clots without the side-effects of bleeding associated with other marketed anti-thrombotic drugs. Xenova and Lilly entered into this collaboration in 1998.

MEN-B - Xenova is currently developing a vaccine for the prevention of meningitis caused by meningococcal group B infections. The aim is to construct a live attenuated vaccine, which should give good protection against all group B strains, and which can be developed as a paediatric vaccine for universal vaccination. The programme entered preclinical development in late 2002.

HIF-1 alpha - Hypoxia inducible factor (HIF) 1 alpha is a complex molecular structure which plays a role in gene expression, promoting cell survival. Xenova is developing small molecule inhibitors of HIF-1 alpha, which may have anti-cancer and anti-angiogenic activity.

Phogen

A joint venture between Xenova and Marie Curie Cancer Care, Phogen Limited is developing a novel technology, known as VP22, for the enhanced delivery of gene-based therapeutics. Phogen entered into a licensing agreement with Genencor International Inc, worth up to GBP15.0m ($21.0m), for the utilisation of Phogen's VP22 technology in the area of therapeutic vaccines for certain infectious viral diseases, in August 2001. A further research collaboration was announced with Cell Genesys in October 2001 and a collaboration with PowderJect Pharmaceuticals plc was announced in January 2003. Phogen intends to seek additional partnering opportunities for its novel technologies.

Biotechnology sector
In 2002, the biotechnology sector as a whole continued to experience the financial impact of the third consecutive year of declining share prices. Many economic forecasters are predicting a further year of depressed stock market activity.

Future prospects
It is anticipated that Xenova will continue to make progress with the portfolio of products in research and in clinical trials. It is also intended that the Group's preclinical pipeline will continue to develop, including the use of academic and commercial collaborations and furthering our own proprietary research in order to realise potential new drug candidates for clinical evaluation. We intend to continue to seek out further commercial partnerships in order to support the further development, marketing and distribution of our products.

John BH Jackson
Chairman

David A Oxlade
Chief Executive Officer

A year of solid clinical progress

"Our objectives for the current year include the advancement of our clinical programmes and further commercial partnerships for certain products currently in development." John BH Jackson, Chairman

"Xenova has continued to focus its resources to maximum effect and we have made substantial progress in both our clinical and preclinical pipelines."
David A Oxlade, Chief Executive Officer

Expanding revenue generating collaborations

Xenova has entered into a number of strategic partnerships and collaborations since the company's foundation. Our strategy is to continue to enter into collaborations in order to fulfil three strategic goals: to gain access to know-how, technical capabilities and expertise; to undertake research projects with partners, generating current and potential future revenues through milestone payments, royalties and product commercialisation rights; and to assist in and to fund the development and marketing of our own drug candidates and drugs.

Broad revenue potential
A broad and balanced portfolio
Our clinical portfolio now includes one Phase III, two Phase II and four Phase I drug candidates with a further eight products in development.

Development and licence agreement with Genentech worth up to $63m (GBP43.2m) "With the commencement of the cost reimbursement of the DNA targeting programme by Millennium from January 2003, as well as Phase III clinical trial funding provided by QLT Inc, Xenova is now externally funded on two of its major clinical development programmes." Daniel Abrams, Finance Director

Operating and financial review
Overview
In 2002, whilst funding the development of a significant portfolio of programmes, including the commencement of Phase I clinical trials of XR11576, Xenova's contribution to the Phase III trials of tariquidar and completion of Phase I trials for TA-NIC, the Group maintained cash outflow before acquisitions, financing and movement in liquid resources at GBP12.8m which has enabled the Group to end the year with GBP19.2m in cash, short-term deposits and investments. Continued out-licensing activity as a means to maximising shareholder value for clinical and preclinical programmes resulted in the licence agreement with Genentech in the second quarter of 2002, which included an up-front licence payment of GBP2.7m. The reorganisation announced in December 2002, which reduced overall headcount by approximately 30%, will further enable the Group to reduce the fixed costs in respect of both staff and facilities. Based upon current cash burn rates, the Group now has sufficient funds to last in excess of twelve months from the date of signing the Annual Report. Revenue from licensing agreements, strategic partnerships and manufacturing outsourcing has risen to GBP12.2m reflecting the increasing value being realised from a strong clinical pipeline. Notwithstanding difficult capital market conditions, a successful rights issue raised GBP9.8m net of expenses in September 2002.

Operating performance

In the year to 31 December 2002, the Group's revenues from licensing agreements, strategic partnerships and manufacturing outsourcing were GBP12.2m (2001:
GBP1.8m).
     In accordance with the Group's revenue recognition policy, of the GBP6.9m received from QLT Inc. in 2001 as part of the tariquidar licensing agreement, GBP2.5m was recognised in the year, with a further GBP3.8m being deferred to future periods. All of the GBP7.9m received from Millennium in 2001 has been recognised by the Group in the year to 31 December 2002, matching the commitments under this agreement. Following the successful completion of a further licensing deal in the year in respect of the OX40 programme with Genentech, GBP0.8m of the upfront licence fee of GBP2.7m has been recognised in the year. Other revenue included GBP1.0m in respect of ongoing contract vaccine manufacturing.
     Total  research  and  development  (R&D)  expenditure  of  GBP17.7m  (2001:
GBP15.4m) includes substantial preclinical and clinical development of the programme of novel DNA targeting agents, one of which (XR11576) entered Phase I clinical trials in February 2002. This programme was licensed to Millennium in
December 2001 for rights to North America and cost reimbursement under this agreement commences from January 2003. Additionally, Phase I clinical development of the anti-nicotine vaccine, TA-NIC, was completed during 2002 as was initial Phase II clinical development of the P-gp inhibitor, tariquidar. Tariquidar, which is the subject of a North American licensing agreement with QLT Inc., also entered Phase III clinical development during the course of 2002.
     Total administrative expenses of GBP9.3m (2001: GBP4.9m) have increased by GBP4.4m from the prior year primarily due to the exceptional reorganisation costs of GBP3.8m. Amortisation costs of GBP1.2m (2001: GBP0.9m) relate to the amortisation of goodwill arising on the acquisition of the Cantab business in 2001 of GBP11.7m. The goodwill is being amortised over the 10 year estimated useful life of the business.
     Total net operating expenses for the second half of the year increased to GBP15.5m from GBP11.0m in the first half of the year principally as a result of the increased research and development activity totalling GBP0.8m and the additional exceptional reorganisation costs of GBP3.8m.
     The reduced net interest income reflects the lower average cash and liquid resources balance held throughout the year.
     Following the fall, since 31 December 2001, in the listed market price of the 88,668 Cubist Pharmaceuticals Inc shares held by the Group, GBP1.7m has been written off to the profit and loss account.

Exceptional charge - reorganisation
On 11 December 2002, the Group announced the completion of an operational review. Following this review, approximately 40 staff have been, or will be, made redundant resulting in an exceptional reorganisation charge of GBP0.5m.
     Additionally, excess property at the Cambridge facility is expected to be sublet during the course of 2003. An impairment charge of GBP3.3m has been provided against leasehold improvements, plant and equipment at the Cambridge facility for those assets no longer expected to be used in the business.

Taxation
Following the changes introduced as part of the Finance Act 2000 in respect of Scientific Research Allowances (now renamed 'Research and Development Allowances'), the Group has recognised a R&D tax credit for the year of GBP2.0m which is expected to be received in 2003. During 2002, the Group received GBP2.3m in respect of Xenova's 2001 claim.

Rights issue
On 11 September 2002, the Group announced a fully underwritten 8 for 33 rights issue to raise GBP9.8m net of expenses. The rights issue of approximately 33.7m New Ordinary Shares was made at a price of 32.5 pence per New Ordinary Share. The total number of shares in issue following the rights issue was approximately 172.8m.

Treasury
Capital expenditure during the year was GBP0.6m (2001: GBP2.8m). There were no proceeds from disposals of tangible fixed assets (2001: GBPnil).
     Net interest of GBP0.6m was earned in the year (2001: GBP0.8m).
     Cash, short-term deposits and investments at 31 December 2002 totalled GBP19.2m (2001: GBP24.0m). The Group had cash of GBP2.6m and liquid resources of GBP16.6m at 31 December 2002 (2001: cash GBP9.0m, liquid resources GBP15.0m).
     The number of shares in issue rose to 172.8m as at 31 December 2002, from 139.0m at 31 December 2001, due principally to the rights issue of 33.7m shares.
     The Directors do not recommend the payment of a dividend (2001: GBPnil).

Financial instruments
The Group's financial instruments comprise cash and liquid resources and various items such as trade debtors and creditors that arise directly from its operations. The Group finances its operations from both income from collaborations and partnerships and from equity capital. The principal risk arising from the Group's financial instruments is interest rate risk.
     The Board has implemented policies for managing this risk. These policies are summarised as follows:
- The Group uses the services of a discretionary professional fund manager to invest funds on deposit and in money market instruments where the objective is to obtain an overall return in line with three month LIBID.
- All transactions are governed by Xenova's investment policy, which is regularly reviewed by the Audit Committee. Decisions on the level of risk undertaken are confirmed to the Board of Directors which has established limits by transaction type and counter party.
- To minimise credit risk, investments can only comprise of bank and building society deposits, eurobonds, certificates of deposit, sterling commercial paper and UK government securities with institutions maintaining a minimum long term credit rating of A3 by Moody's and or A- by Standard and Poor's. No transactions are of a speculative nature.
- Some licence agreements with partners provide for milestones to be payable in currencies other than sterling based on specified events. The Company has not invested in currency hedging instruments given the uncertainty and timing of these milestones. To address this risk, funds are converted into sterling as soon as practicable after receipt. Some of these licence agreements also provide for collaborative research funding which does not represent a significant currency risk to the Company because the associated costs are refunded to the Company by the partner on a regular basis and then converted immediately into sterling.

Subsequent events

On 15 January 2003, the Group announced that it had reached agreement with ImmuLogic Pharmaceutical Corporation Liquidating Trust ("ImmuLogic") under which Xenova has bought out the remaining ImmuLogic rights to future milestone and royalty payments relating to two of Xenova's development stage vaccine programmes, TA-CD and TA-NIC, for GBP0.6m.
     In order to fund the buyout of ImmuLogic's interests, Xenova has raised GBP0.7m, before expenses, through the placing for cash of 1,766,235 New Ordinary Shares of 10 pence each. The new shares, which represent approximately 1.02 per cent of the Company's issued share capital prior to the placing, were placed by Nomura International plc at a price of 38.5 pence per share. Following this transaction, the total number of shares in issue was 174.5m.
     On 21 February 2003, the Group announced the temporary suspension by QLT, the Group development partner for this programme, of new patient recruitment in two non-small cell lung cancer Phase III trials of tariquidar, pending interim safety and efficacy analysis. As QLT currently fund the development costs of this programme in accordance with a contractual limit of $45m, no material change is anticipated as a result of this announcement to costs paid, or income received, by Xenova in 2003 arising out of this licence agreement.

Daniel Abrams MA (Hons) FCA
Finance Director


"The operational review announced in December is expected to produce annual cost savings of approximately GBP2m." Daniel Abrams, Finance Director

                                                                       Total            Total
                                                                       2002             2001
                                                                       GBPm             GBPm

Turnover                                                               12.2             1.8
Operating expenses                                                     (26.5)           (20.2)

Operating loss                                                         (14.3)           (18.4)
Working capital/non cash items                                         (0.8)            14.6

Cashflow from operating activities                                     (15.1)           (3.8)
Net capital expenditure/proceeds                                       (0.6)            (2.8)

Cash outflow from operating and capital expenditure                    (15.7)           (6.6)
Interest                                                               0.6              1.0
Taxation                                                               2.3              1.9

Cash outflow before acquisitions, financing
and movement in liquid resources                                       (12.8)           (3.7)
Acquisitions                                                           -                16.0
Financing                                                              9.8              (1.0)
Movement in liquid resources                                           (3.3)            (2.6)

Net (decrease)/increase in cash                                        (6.3)            8.7
                                                                       Number           Number
Head count at year end                                                 148              144



Ongoing licensing deals and other revenue in 2002

                                                Deferred          Cash      Revenue          Deferred
                                               at 31 Dec      received                      at 31 Dec
                                                    2001          2002         2002              2002
                                                    GBPm          GBPm         GBPm              GBPm

XR9576/tariquidar - QLT                              6.3             -        (2.5)               3.8
Novel DNA targeting agents - Millennium              7.9             -        (7.9)                 -
OX40 - Genentech                                       -           2.7        (0.8)               1.9

Licence fees                                        14.2           2.7       (11.2)               5.7
Other                                                                         (1.0)

Total revenue                                                                (12.2)


Directors

John BH Jackson (73)
Chairman (Non-Executive)
Mr Jackson has chaired Xenova's board since 1990. Mr Jackson is also Chairman of Celltech Group plc and a non-executive Director of a number of other companies including WPP Group plc. He is non-solicitor Chairman of Mishcon de Reya. Mr Jackson chairs Xenova's Nominations Committee.

David A Oxlade (53)
Chief Executive Officer
David Oxlade joined Xenova in June 1997 and was appointed Group Chief Executive in March 1998. He was previously President of the Syva Division of Behring Diagnostics Inc. Originally trained as a biochemist, David Oxlade has over 30 years experience in the healthcare industry worldwide. He has worked extensively at general management level in the USA and Asia as well as in Europe with companies such as ICI Diagnostics and Boehringer Mannheim GmbH. David Oxlade is a member of Xenova's Nominations Committee.

Daniel Abrams MA (Hons) FCA, (47)
Finance Director
Daniel Abrams joined Xenova as Finance Director in October 1997. He was previously Vice President Finance and Chief Financial Officer, Asia and Africa Division, PepsiCo, prior to which he held various senior finance and strategy positions at Guinness plc.

Michael Moore DSc, FRCPath (60)
Research Director and Chief Scientific Officer
Michael Moore joined Xenova in 1988, from the Paterson Institute for Cancer Research in Manchester, England, where he held a Cancer Research Campaign Special Appointment. Dr Moore is also an honorary professor in the Department of Biology and Biochemistry at Brunel University, Uxbridge, England.

John Waterfall PhD (55)
Development Director
John Waterfall joined Xenova as Research and Development Director in May 1999 from Hoffmann-La Roche Inc., Nutley, New Jersey, USA, where he was Divisional Vice President, Global Project Management. Dr Waterfall has spent some 31 years in various pharmaceutical research and development roles with major companies in both Europe and the USA.

John St Clair Roberts MRCS, LRCP, FFPM (49)
Medical Director
John St Clair Roberts joined Xenova as Medical Director following the merger with Cantab in April 2001. He had held the post of Medical Director at Cantab since joining the company in 1994 and joined Cantab's Board in 1999. Previously he had been Medical Director at Pasteur Merieux UK. T Ronald Irwin FRPharmS, PhD
(67) Non-Executive Director Ron Irwin is Xenova's senior independent non-executive Director and a member of Xenova's Audit and Nominations Committees. He was Commercial Director at British Biotech plc from 1993 until his retirement in 1996. Prior to this, he was Chairman and Managing Director of Marion Merrell Dow in the UK. Ron Irwin is also a Director of CeNes
Pharmaceuticals plc and Echo International Health Services Ltd. He has been a non-executive member of Xenova's board since October 1996.

Howard S Wachtler (54)
Non-Executive Director
Howard Wachtler is a member of Xenova's Audit Committee. A Managing Officer of QED Technologies, a globally diversified business and transactional consultancy firm, Mr Wachtler was previously a Managing Director of Medical Venture Holdings Inc., an affiliate of Oppenheimer and Co Inc. He has been a non-executive member of Xenova's board since March 1992.

Adrian L Harris D Phil, FRCP (52)
Non-Executive Director
A member of Xenova's Remuneration Committee and of Xenova's Scientific Advisory Board, Professor Harris has been Director of Cancer Research UK (previously
ICRF) Molecular Oncology Laboratories in Oxford, UK since 1988. Adrian Harris is also Director of the ICRF Medical Oncology Unit and practices as a Medical Oncologist. Professor Harris has been a non-executive member of Xenova's board since October 1996.

Peter L Gillett FCA (60)
Non-Executive Director
Peter Gillett joined the board of Xenova in February 2000 and chairs Xenova's Audit Committee. Until June 2000 he was a partner in Ernst & Young, the audit and professional services firm.

Gerard H Fairtlough (72)
Non-Executive Director
Gerard Fairtlough joined the board of Xenova following the merger with Cantab in April 2001 and since June 2001 has chaired Xenova's Remuneration Committee. Gerard Fairtlough was formerly a non-executive Director of Cantab and worked for 25 years in the Royal Dutch Shell Group, latterly as Chief Executive Officer of Shell Chemicals UK. He then founded Celltech Group and was its CEO throughout the 1980s. Since his retirement from Celltech he has been involved in the start-up of several more high-technology businesses.

Scientific Advisory Board
Oncology
Professor S Kaye (Chairman)
Cancer Research Campaign

Professor S Howell
University of California, San Diego

Professor M Waterfield FRS
Ludwig Institute
for Cancer Research

Professor A Harris
University of Oxford

Professor H Newell
University of Newcastle-upon-Tyne

Professor P Workman
Institute of Cancer Research

Professor M Brenner
Center for Cell and Gene Therapy,
Houston, Texas

Autoimmune and Infectious
Disease
Professor J Savill
University of Edinburgh

Professor M Raff FRS
University College London

Dr M Neuberger FRS
MRC Laboratory of Molecular
Biology

Professor A Minson
University of Cambridge

Report of the Directors
for the year ended 31 December 2002

The Directors present their annual report and the audited consolidated financial statements for the year ended 31 December 2002.

Principal activity and review of the business
Xenova Group plc is an emerging biopharmaceutical company focusing principally on the therapeutic areas of cancer and immune system disorders. The Group has a strong track record in the discovery and development of novel drugs, in which it creates and retains ownership of intellectual property.
     The Company was floated on NASDAQ in 1994 and on the London Stock Exchange in 1996. The Company completed a merger with Cantab in April 2001, and at 31 December 2002 employed 148 people at its facilities in Slough (UK) and Cambridge
(UK).
     The Group's activities are described, and a review of the Group's performance in the year to 31 December 2002 included, in the Chairman's statement and Chief Executive's review of operations.
     The Directors consider that 2003 will show continued progress in the development of the business.

Research and development
An overview of the Group's research and development activities is included in the Chairman's statement and Chief Executive's review on page 6. Research and development expenditure in the year is included in the Operating and financial review on page 11.

Results and dividends
The Group's results for the year are set out in the consolidated profit and loss account on page 28.
     The consolidated loss for the year after taxation was GBP13,202,000 (2001: loss of GBP15,371,000). The directors do not recommend the payment of a dividend (2001: GBPnil).

Share capital
A total of 33,725,597 ordinary shares were issued during 2002. Details are given in Note 22 on page 42.

Significant shareholdings
As of 1 April 2003, the Company was aware of the following significant shareholdings:

Aberforth Partners                                   9.22%
M&G Investment Management                            5.82%
Barclays Global Investors                            3.61%
Apax Partners                                        3.60%
Legal & General                                      3.27%
Invesco                                              3.04%

The Company has also been notified that as of 1 April 2003, The Bank of New York, acting as Depositary in respect of American Depositary Receipts (ADRs) evidencing ordinary shares, held 4.81% of the issued share capital.

Payment of creditors
The Company and its subsidiaries agree terms and conditions for their business transactions with each of their suppliers. Payment is then made on these terms, subject to the terms and conditions being met by the supplier. Trade creditors of the Group at 31 December 2002 as a proportion of amounts invoiced by suppliers during the year represents 21 days (2001: 26 days). The Company has no trade creditors (2001: GBPnil).

Charitable and political donations
During  the year the Group  made  contributions  amounting  to  GBP1,000  (2001:
GBP2,000) to charitable organisations in the UK. There were no political donations.

Directors
Xenova Group plc had 11 Directors at 31 December 2002. Membership of the Board at this date is shown on pages 14-15. TR Irwin, P Gillett and H Wachtler will retire by rotation at the next Annual General Meeting and offer themselves for re-election.
     Details of any notice periods under service contracts for the Directors offering themselves for re-election and the interests of Directors in the share capital of the Company are set out in the Remuneration report on pages 21 to 25.

Employees
The Group communicates and consults regularly with employees during the year. All employees have access to the Group's intranet and receive a copy of the Annual Report and Accounts. Employees' involvement in the Group's performance is encouraged with employee bonus and share option schemes. An invitation to participate in the Save-As-You-Earn share scheme is made to all eligible employees.
     The Group's aim for all members of staff and applicants for employment is to fit the qualifications, aptitude and ability of each individual to the appropriate job, and to provide equal opportunity, regardless of sex, religion or ethnic origin. The Group does all that is practicable to meet its responsibility towards the employment and training of disabled people. Where an employee becomes disabled, every effort is made to provide continuity of employment in the same job or a suitable alternative.
     The Group is recognised under the national Investors in People scheme for its high standards of staff training and development.

Health and safety
The Group is committed to providing and maintaining a safe working environment for all its employees. Health and safety procedures are subject to external independent review and the Group's performance has been recognised by a British Safety Council award.

Environmental policy
The Group carries out environmental monitoring in order to meet regulatory and statutory requirements. The Group is committed to minimising the impact of its activities on the environment.

Statement of Directors' responsibilities
The Directors are required by the Companies Act 1985 to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group at the end of the financial year and of the profit or loss of the Group for that period.

     In preparing the financial statements the Directors are required to select suitable accounting policies and apply them consistently, to make reasonable and prudent judgements and estimates, and to state that all accounting standards, which they consider to be applicable, have been followed, save as disclosed in the notes to the financial statements. The Directors are also required to prepare the financial statements on the going concern basis unless it is inappropriate to do so.
     The Directors confirm they have complied with the above requirements in preparing the financial statements.
     The Directors are responsible for the maintenance and integrity of the Xenova Group plc website on which the annual report will be available. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.
     The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and the Group and which enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking steps for the prevention and detection of fraud and other irregularities.

Auditors
On 1 January 2003, PricewaterhouseCoopers transferred substantially all of its business to a new entity, PricewaterhouseCoopers LLP. PricewaterhouseCoopers resigned on 7 February 2003 and the Directors appointed its successor, PricewaterhouseCoopers LLP, as auditors to fill the casual vacancy. A resolution to reappoint PricewaterhouseCoopers LLP as auditors to the Group will be proposed at the Annual General Meeting.

Annual General Meeting
The Annual General Meeting will be held on 29 May 2003 at the Institute of Directors, 116 Pall Mall, London, SW1Y 5ED, England at 10.00 am.


By order of the Board


D Abrams
Company Secretary
11 April 2003

Corporate governance

The Combined Code
Xenova's Board is committed to the highest standards of corporate governance. In accordance with the Combined Code on Corporate Governance appended to the Listing Rules of the Financial Services Authority, this, the corporate governance section of the 2002 Annual Report, sets out how the principles of good governance set out in the Combined Code are applied and how the code of best practice is complied with. In addition, various other reports contained in this Annual Report, notably the Remuneration report, give further details of the Company's application of the principles and of compliance with the provisions set out in the Code. The Board has reviewed both the report on the 'Review of the role and effectiveness on non-executive directors' by Derek Higgs ('The Higgs Report') and the report by Sir Robert Smith in respect of 'Audit Committees - Combined Code Guidance' ('The Smith Report'). In accordance with both the UKLA listing rules and the current best practice, the Board has commented where relevant on the Group's compliance with the Combined Code.

The Board
The Board of Directors of the Company currently consists of six independent non-executive Directors, and five executive Directors. As set out in their biographies on pages 14 to 15, Xenova's Directors have significant experience of the management and development of a biopharmaceutical Group and of new drug development processes. All Directors offer themselves for re-election at least once every three years on a rotating basis. The offices of Chairman and Chief Executive are separate. The Board meets formally six times a year, with meeting dates agreed for each 12 months in advance, to ensure that, other than for exceptional circumstances, each Director will be present in order to bring their own independent judgement to bear on issues including: strategy; performance; resources; and standards of conduct. There is frequent contact between executive and non-executive Directors and each Director receives financial and operating reports on a monthly basis and is informed of all significant developments as they occur. The Directors have access to the Company Secretary for services and advice. Both executive and non-executive Directors may, at the Company's expense, seek independent professional advice on matters relating to the furtherance of their duties.
     The senior independent non-executive Director, other than the Chairman, to whom any relevant concerns may be addressed, is TR Irwin.

The Board committees
The Board has established the following standing committees:

The Executive Committee
The Board delegates operational decision making to the executive team, which is a committee consisting of the executive directors, plus A Garmonsway, the Director of Human Resources, and PJ Barton the Commercial Director.

Remuneration Committee
The Remuneration Committee consisted throughout the year of three non-executive Directors; GH Fairtlough (Chairman), JBH Jackson and AL Harris. The Committee ordinarily meets twice per year. The Committee's primary responsibility is to determine the remuneration and terms and conditions for the Company's executive Directors and other senior executives. It also sets the remuneration policy and monitors the Company's share option schemes and other long-term incentive plans.
     The Committee monitors salaries paid throughout the biotechnology and pharmaceutical sectors to ensure competitive packages are offered to attract, retain and motivate executive directors and senior managers of the appropriate calibre. Individual performance is also taken into account in the setting of salaries. The fees of the non-executive Directors are determined by the Board as a whole.

The Audit Committee
The Audit Committee consists of three non-executive Directors; P Gillett, H Wachtler, and TR Irwin and met six times in 2002. P Gillett is Chairman of the Audit Committee. The Committee's Terms of Reference are set out in the Audit Committee Charter and are reviewed annually.
     As set out in the Audit Committee Charter, the Committee's responsibilities include reviewing throughout the Group:

- The financial and other control systems
- The accounting policies
- The content, quality and quantity of financial reports made to the Board
- The interim reports, accounts, filings and other financial reports
- To recommend the selection, role and remuneration of the external auditors and monitor the scope and performance of their activities. The Audit Committee also monitors the independence and objectivity of the external auditors and their provision of non-audit services.

The Nominations Committee
The Nominations Committee consists of JBH Jackson (Chairman), TR Irwin and DA Oxlade. The Committee meets as appropriate during the year to consider candidates of suitable knowledge, experience and calibre for consideration by the Board as potential executive and non-executive directors of the Company. Candidates are considered by the full Board before appointment.

The Commercial Agreements Committee
The Commercial Agreements Committee consists of JBH Jackson (Chairman), DA Oxlade and D Abrams. The Committee meets as and when required for the purpose of approving the detailed terms of commercial agreements which have been previously approved in principle by the Board.

The Scientific Advisory Board (SAB)
The SAB is an independent body comprising a multidisciplinary group of leading scientists. Its role is to assist the Group with the assessment of its existing and potential research and development projects, including the content, execution, interpretation and overall quality of those projects. The SAB is proactive in the utilisation of its large academic and industrial network to add value to the Group's projects. Xenova currently retains two Scientific Advisory Panels with a focus on Cancer and Autoimmune and Infectious disease respectively. The Scientific Advisory Panels meet approximately twice yearly to review the project portfolio. Reports on these and other periodic meetings are submitted to the Group's Chief Executive by the Chairman of the panels (currently Professor Stan Kaye and Professor John Savill). The current composition of this Board, which includes one non-executive Director, is given on page 15.

Shareholder relations
The Board attaches high priority to effective communications with all shareholders. Through the presentation of its Annual Report and Accounts, Interim Reports and Group press releases the Board seeks to present a balanced and understandable assessment of the Group's position and prospects. The Annual and Interim Reports are mailed to all shareholders. The Xenova worldwide website (www.xenova.co.uk) provides additional information on the Group and access to press releases and other materials issued by the Group. The Company also operates an 'on request' service whereby shareholders and other interested parties may receive copies of the Group's Annual Report and Accounts, Interim Report, 20F and press releases. Members of the Board hold regular meetings with institutional shareholders and there is an opportunity for individual shareholders to question the Chairman at the Annual General Meeting. TR Irwin is the senior non-executive Director, other than the Chairman, to whom any relevant concerns may be addressed.

Internal control
The Directors are responsible for the Company's system of internal control (including internal financial control) and for reviewing its effectiveness. The Directors confirm that they have reviewed the system of internal control. Such a system is designed to manage, rather than eliminate the risk of failure to achieve significant business objectives and can only provide reasonable and not absolute assurance against material misstatement or loss. There is an ongoing process for identifying, evaluating and managing the significant risks faced by the Company, which has been in place for the year under review and up to the date of approval of the Annual Report and Accounts, that is regularly reviewed by the Audit Committee and the Board and is in line with the guidance published by the Turnbull Committee. Key features of the Company's internal operational control system include:

Health and safety and environmental
The Company health and safety and environmental policies are monitored and appraised by the Board through regular Health and Safety Committee meetings.

Work environment
All employees are required to conform to the Employee Company Procedures Manual, which is administered by the Head of Human Resources. Individual's objectives are regularly set and monitored by departmental heads reporting to the Executive Committee. Through the human resources team and both the Nominations and Remuneration Committees individuals are identified, recruited and incentivised to ensure key employees are retained.

Intellectual property
Xenova develops and maintains its intellectual property via procedures monitored and approved by the Executive Committee.

Clinical development

All significant proposed clinical development is subject to both technical and commercial evaluation, review by the Scientific Advisory Board and approval by the Executive Committee.

Corporate
All corporate communications are monitored and approved by either the Chief Executive Officer or the Finance Director. The Group's corporate strategy, capital structure, new share issues, corporate transactions and other material decisions all require Board review and approval.

Key features of the Company's internal control system include:

Control environment
The Group's organisational structure has clearly established responsibilities and lines of accountability. The Executive Committee has responsibility for the implementation and operation of significant control systems. The Board actively promotes the values of integrity and professionalism and the maintenance of high ethical standards.

Risk identification and evaluation
Key risk areas are regularly reviewed by executive management and the Audit Committee. Board and executive management appointments are made to ensure a suitable range of skills, knowledge and experience are provided across key business functions.

Financial information
Budgets and long term forecasts, based on an evaluation of Group strategy and plans, are prepared annually and allow management to monitor the key business and financial risks. The annual budget is reviewed by the executive committee, prior to submission to the Board for approval. Management accounts are prepared on a monthly basis, allowing performance against budget to be closely monitored.

Control procedures
Detailed policies and procedures are in place for all key processes, including formal authorisation procedures for transfer of funds, capital expenditure and recruitment. Commitments or expenditure requires documented approval, with approval subject to prescribed limits of authority. The Board must approve any major expenditure or commitment of resources. The Board has reviewed the need for an internal audit function. The Directors consider that given the size of the Group's operations at this time it is inappropriate to set up an internal audit function.

Liquid resource management
The Group uses the services of a discretionary professional fund manager to invest funds on deposit and in money market instruments. All transactions are governed by the Company's investment policy, which is regularly reviewed by the Audit Committee. Decisions on the level of risk undertaken are confirmed to the Board, which has established limits by transaction type and counterparty. No transactions are of a speculative nature.

Statement of compliance
The Directors can confirm that the Company has complied with the provisions of the Combined Code throughout the year with the following exception; that the notice period for one executive Director is 104 weeks. At the time of the executive Director's receipt of this benefit this notice period was deemed consistent with market practice. All terms and conditions of employment including notice periods are regularly reviewed by the Remuneration Committee.

BioIndustry Association Code of Best Practice
In 1999, the BioIndustry Association ('BIA') in the United Kingdom issued its Code of Best Practice ('the Code'), which applies to bioscience companies that, like Xenova, are members of the BIA. The Code consists of broad principles of best practice relating to the composition of the Board, the Board's access to information and external advice, the release of sensitive information, public announcements in respect of products, the use of technical terms in those announcements, the need to ensure the outcome of regulatory procedures is not predicted and the effect of any information on others such as patients.
     The Company has adopted and operates in compliance with the Code in its entirety.
     Xenova's Finance Director, D Abrams, was appointed to the Board of the BIA in 2002.

Going concern
Xenova is an emerging pharmaceutical company and expects to have an ongoing funding requirement until products are commercialised. A substantial part of the Group's cash requirements are of an investment nature and have a large discretionary element. The Directors have a reasonable degree of confidence that the Group can secure funding to enable it to continue in operational existence for the foreseeable future and have therefore prepared the financial statements on the going concern basis. Should the sources of funding not be available the Directors will take action to curtail discretionary expenditure to conserve cash resources.


By order of the Board


D Abrams
Company Secretary
11 April 2003


Remuneration report
for the year ended 31 December 2002

Composition and remit of the Remuneration Committee
Unaudited.
The Remuneration Committee has consisted entirely of independent non-executive Directors and has been chaired by GH Fairtlough throughout the year. JBH Jackson and AL Harris have been members throughout the period under review.
    The Committee meets not less than twice a year for the purpose of determining all aspects of the remuneration of the executive Directors and other senior managers. The members of the Committee do not participate in determining or recommending their own fees. The Board as a whole determines the fees of the non-executive Directors.

Policy on remuneration of executive Directors
Unaudited.
The Remuneration Committee has sought to operate a framework of policies, within which it has set the remuneration package for each executive Director, which applies the principles of Section 1 of the Combined Code and Code of Best Practice.
     The overall strategy of the Remuneration Committee is to ensure that remuneration packages are competitive, designed to attract, retain and motivate executive Directors and senior managers of the highest calibre and also to reward contribution to the Group's performance. The Committee takes account of industry and market benchmarks from internal and independent sources for companies in the biotechnology and pharmaceutical sectors. An independent comparative review by leading remuneration consultants Towers Perrin was commissioned in January 1997 to assist the Remuneration Committee and this has been updated each year since then, most recently in November 2002. The Chief Executive Officer and Director of Human Resources also provide advice to the Committee as appropriate. No other services are provided to the Company by Towers Perrin. Towers Perrin and the Director of Human Resources are not appointed by the Committee.

Components of the remuneration package
Unaudited.
The  main   components  of  the  executive   Directors'  and  senior   managers'
remuneration are:
- a competitive base salary
- an annual performance incentive
- longer-term performance incentives
- pension and other benefits.

Base salaries are reviewed in December each year and take into account individual performance as well as survey data. The underlying philosophy of the Remuneration Committee has been to provide base pay in the region of mid-market rate, as defined by Towers Perrin, with potential for upper quartile earning in exceptional cases.
     There is a substantial performance related element to executives' remuneration packages by virtue of a discretionary performance bonus scheme, whereby objectives for executive Directors and senior managers are established at the beginning of the year. Performance related payments may be made annually, depending on achievement against both individual and corporate objectives, to a maximum of 40% of annual base salary for executive Directors. In respect of the 2002 financial year, the Remuneration Committee awarded seventy percent of maximum bonus to all executive Directors and in the range of fifty-five to seventy percent of maximum bonus to senior managers, depending on performance.
     Executive Directors and senior managers are also rewarded for improvement in the performance of the Group, sustained over a longer period, in the form of share options granted on a discretionary basis. For each allocation of share options, the Remuneration Committee decides the proportion of three-year and five-year vesting options in order to achieve an effective combination of long term incentives. Details of the 1996 Share Option Scheme approved by shareholders are given in Note 23 to the financial statements, which also forms part of this report. At the 1999 Annual General Meeting, shareholders approved the Xenova Deferred Bonus Plan. Details of the plan are given in Note 23 to the financial statements. Both of these schemes are subject to share price performance criteria, which were selected to align the interests of executive Directors and senior managers with those of shareholders. Performance criteria for share options include share price relative to an appropriate basket of biotechnology, pharmaceutical and other companies as determined from time to time by the Remuneration Committee. In the case of three-year vesting options, these are currently 10% per annum share price growth, or median or above median share price performance, relative to the basket as defined by the Remuneration Committee and in the case of five-year vesting options, these are currently 15% per annum share price growth or upper quartile relative share price performance. In the case of the deferred share bonus plan, vesting is initiated currently at 15% per annum share price growth. In each case share price growth is measured over the vesting period as a whole. The Remuneration Committee reviews these performance criteria at the time of vesting to determine whether they have been met. In 2002, share price criteria for the deferred share bonus plan were not met and awards lapsed. In the case of the 1998 and 1992 Share Option schemes, there were no performance criteria as they were established prior to the Company's floatation.
     Full details of Directors' interests in ordinary shares of the Company and its subsidiaries (including options) together with options granted and exercised in 2002, are set out on pages 23 to 24.
     Executive Directors either participate in the Xenova Limited Retirement Benefit Plan, which is a contributory money purchase scheme, or on similar terms in individual executive schemes. The scheme also provides for dependants' pensions and lump sums on death in service. The pension figures set out on page 22 are the contributions payable by the Group in respect of each Director during the year.
     Other benefits (car or car allowance, insurances and health benefits) are made available as appropriate. The Group operates a Savings Related Share Option Scheme, which is available to all qualifying employees of the Group.
     Total emoluments of each of the Directors of the Company in 2002 are set out on the following page.

Service contracts
Unaudited.
In line with the Company's general policy, executive Directors have service contracts with notice periods of one year subject to retirement, normally at the age of 65. Non-executive Directors do not have service contracts. Other than DA Oxlade, no other executive Director is entitled to receive a termination payment greater than one year's salary plus benefits and the Company does not operate any other notice or contract periods of over one year. Non-executive Directors are generally appointed until their re-election under the Company's Articles of Association.


     Details of service contracts of Directors who served during the year
     Unaudited.
                                                 Date of contract/       Time to    Contractual      Contractual
                                                        letter of    re-election         notice      termination
                                                      appointment  as a Director         period          payment
Director                                                                               (Months)         (Months)

DA Oxlade                                              31/03/1998             17             24       See note 1

D  Abrams                                              31/03/1998             17             12       See note 2

J St Clair Roberts                                     12/02/2001             17             12       See note 3

M Moore                                                05/11/1992             17             12       See note 4

J Waterfall                                            02/06/1999             29             12   See note 5 & 6

JBH Jackson                                            02/02/1990             29            Nil              Nil

TR Irwin                                               16/06/2000              5            Nil              Nil

PL Gillett                                             31/01/2000              5            Nil              Nil

GH Fairtlough                                          11/04/2001             17            Nil              Nil

AL Harris                                              16/06/2000             29            Nil              Nil

HS Wachtler                                            16/06/2000              5            Nil              Nil


Note: The expiration date of non-executive Directors' service in their letters of appointment is given as the date of their next re-election.
1. Mr Oxlade is entitled to liquidated damages if his service contract is terminated within one year of a change of control of Xenova's business, equal to his then basic salary, together with the monetary value of his insurance, car and pension benefits, for two years.
2. Mr Abrams is entitled to liquidated damages if his service contract is terminated within one year of a change of control of Xenova's business, equal to his then basic salary, together with the monetary value of his insurance, car and pension benefits, for one year.
3. Dr St Clair Roberts' employment may be terminated by either himself or the Company giving 12 months prior notice in writing. On such termination the Company may elect to pay salary in lieu of notice after deductions for tax and national insurance as applicable.
4. Dr Moore is entitled to liquidated damages if his service contract is terminated within one year of a change of control of Xenova's business, equal to his then basic salary, together with the monetary value of his insurance, car and pension benefits, for one year.
5. Dr Waterfall is entitled to liquidated damages if his service contract is terminated within one year of a change of control of Xenova's business, equal to his then basic salary, together with the monetary value of his insurance, car and pension benefits, for one year.
6. In the last two years of employment before retirement, the Company has contracted to fund additional retirement benefits for Dr Waterfall to a value of GBP78,500.


Directors' remuneration

     This part of the Remuneration report is auditable information.
                                                                                         2002         2001         2002        2001
                                    Fees       Salary        Bonus      Benefits        Total        Total      Pension     Pension
                                  GBP000       GBP000       GBP000        GBP000       GBP000       GBP000       GBP000      GBP000

Executive Directors
DA Oxlade (a)                          -          220           62            28          310          302           50          47
D Abrams                               -          148           41            21          210          207           24          21
M Moore                                -          140           39            17          196          193           23          20
J Waterfall                            -          148           41            17          206          204           24          21
J St Clair Roberts (b)                 -          125           35            21          181          138           21          17
N Hart (b) (c)                         -            -            -             -            -          347            -          16
S Inglis (b) (c)                       -            -            -             -            -          270            -          31

Non-executive Directors
JBH Jackson                           45            -            -             -           45           43            -           -
PL Gillett                            19            -            -             -           19           17            -           -
TR Irwin                              16            -            -             -           16           16            -           -
HS Wachtler                           16            -            -             -           16           16            -           -
AL Harris                             16            -            -             -           16           15            -           -
GH Fairtlough (b)                     19            -            -             -           19           14            -           -
P Bevan (d)                            -            -            -             -            -            5            -           -

                                     131          781          218           104         1,234       1,787          142         173


(a) Highest paid Director in 2002.
(b) Former Directors of Cantab Pharmaceuticals plc joined the Xenova Group plc Board on 11 May 2001.
(c) Resigned 31 December 2001.
(d) Resigned 9 May 2001.



Directors' beneficial interests and shareholdings
     This part of the Remuneration report is unaudited.

Director             10p Ordinary Shares owned at 31 December 2002   1 January 2002 or date of appointment

DA Oxlade                                                  165,695                                 133,365
D Abrams                                                    81,598                                  58,054
J Waterfall                                                 10,290                                   4,612
M Moore                                                     80,532                                  71,097
J St Clair Roberts                                         104,043                                  83,742
JBH Jackson                                                162,066                                 130,445
TR Irwin                                                    24,950                                  20,082
HS Wachtler                                                      -                                       -
AL Harris                                                   11,049                                  11,049
PL Gillett                                                  12,424                                  10,000
GH Fairtlough                                              164,972                                 147,138


     There have been no changes to the Directors' interests in shares since the year end.


     Directors' interests in share options in 10p Ordinary Shares
     This part of the Remuneration report is auditable information.


     Category of Option           At 1                  Granted/(lapsed)                                  Earliest    Latest
                          January 2002            in the year At 31 December 2002   Exercise price   exercise date  exercise date

D Oxlade                           (e)            8,875             -         8,875        GBP3.38    23 June 2000    22 June 2007
                                   (d)           35,562             -        35,562        GBP3.38    23 June 2000    22 June 2007
                                   (d)           40,000             -        40,000        GBP2.08     13 Mar 2001     12 Mar 2008
                                (d)(i)          120,000     (120,000)             -        GBP3.38    23 June 2002    22 June 2007
                                   (d)          120,000             -       120,000        GBP0.32     15 Dec 2001     14 Dec 2008
                                   (d)           50,000             -        50,000        GBP0.88     17 Aug 2002     16 Aug 2009
                                   (d)           50,000             -        50,000        GBP0.87     20 Dec 2002     19 Dec 2009
                                   (g)            7,088             -         7,088        GBP0.82      1 Sep 2002     28 Feb 2003
                                (h)(i)           29,218      (29,218)            -         GBP0.10     18 Aug 2002     17 Aug 2009
                                   (h)           41,920            -         41,920        GBP0.10    13 July 2003    12 July 2010
                                   (d)           60,000            -         60,000        GBP1.11     18 Dec 2003     17 Dec 2010
                                   (d)           70,000            -         70,000        GBP0.77    13 July 2005    12 July 2010
                                   (j)            4,211            -          4,211        GBP0.92      1 Dec 2003     31 May 2004
                                   (d)          153,000            -        153,000        GBP0.48     16 Aug 2004     15 Aug 2011
                                   (d)          102,000            -        102,000        GBP0.48     16 Aug 2006     15 Aug 2011
                                   (h)          213,432            -        213,432        GBP0.10     18 Oct 2004     17 Oct 2011
                                   (d)          112,500            -        112,500        GBP0.41     18 Dec 2004     17 Dec 2011
                                   (d)           37,500            -         37,500        GBP0.41     18 Dec 2006     17 Dec 2011
                                   (k)                -       15,589         15,589        GBP0.49     1 June 2005     30 Nov 2005
                                   (d)                -       45,000         45,000        GBP0.38    12 Sept 2005    11 Sept 2012
                                   (d)                -       15,000         15,000        GBP0.38    12 Sept 2007    11 Sept 2012
                                   (h)                -      155,663        155,663        GBP0.10     28 Oct 2005     27 Oct 2012
                                   (d)                -      375,000        375,000        GBP0.31      6 Dec 2005      5 Dec 2012
                                   (d)                -      125,000        125,000        GBP0.31      6 Dec 2007      5 Dec 2012

M Moore                         (a)(i)            2,730      (2,730)              -        GBP5.84     26 May 1995     25 May 2002
                                   (b)           15,000            -         15,000        GBP3.35     23 Dec 1997     22 Dec 2004
                                   (b)           15,000            -         15,000        GBP2.34      9 Aug 1998      8 Aug 2005
                                (d)(i)           55,429     (55,429)              -        GBP3.38    23 June 2002    22 June 2007
                                   (d)           65,000            -         65,000        GBP0.88     17 Aug 2002     16 Aug 2009
                                   (d)           35,000            -         35,000        GBP0.87     20 Dec 2002     19 Dec 2009
                                   (g)            4,725            -          4,725        GBP0.82      1 Sep 2002     28 Feb 2003
                                (h)(i)           11,522     (11,522)              -        GBP0.10     18 Aug 2002     17 Aug 2009
                                   (h)           22,304            -         22,304        GBP0.10    13 July 2003    12 July 2010
                                   (d)           30,000            -         30,000        GBP1.11     18 Dec 2003     17 Dec 2010
                                   (d)           40,000            -         40,000        GBP0.77    13 July 2005    12 July 2010
                                   (j)            4,211            -          4,211        GBP0.92      1 Dec 2003     31 May 2004
                                   (d)           61,200            -         61,200        GBP0.48     16 Aug 2004     15 Aug 2011
                                   (d)           40,800            -         40,800        GBP0.48     16 Aug 2006     15 Aug 2011
                                   (h)          213,432            -        213,432        GBP0.10     18 Oct 2004     17 Oct 2011
                                   (d)           52,500            -         52,500        GBP0.41     18 Dec 2004     17 Dec 2011
                                   (d)           17,500            -         17,500        GBP0.41     18 Dec 2006     17 Dec 2011
                                   (d)                -       22,500         22,500        GBP0.38    12 Sept 2005    11 Sept 2012
                                   (d)                -        7,500          7,500        GBP0.38    12 Sept 2007    11 Sept 2012
                                   (h)                -       45,428         45,428        GBP0.10     28 Oct 2005     27 Oct 2012
                                   (d)                -      187,500        187,500        GBP0.31      6 Dec 2005      5 Dec 2012
                                   (d)                -       67,500         67,500        GBP0.31      6 Dec 2007      5 Dec 2012



Directors' interests in share options in 10p Ordinary Shares continued


   Category of Option             At 1               Granted/(lapsed)                                  Earliest          Latest
                          January 2002         in the year At 31 December 2002   Exercise price   exercise date   exercise date
J Waterfall                        (d)       74,360            -        74,360          GBP1.17     27 May 2002     26 May 2009
                                   (e)       25,640            -        25,640          GBP1.17     27 May 2002     26 May 2009
                                   (d)       20,000            -        20,000          GBP0.87     20 Dec 2002     19 Dec 2009
                                   (g)        4,725            -         4,725          GBP0.82      1 Sep 2002     28 Feb 2003
                                   (h)       13,912            -        13,912          GBP0.10    13 July 2003    12 July 2010
                                   (d)       30,000            -        30,000          GBP1.11     18 Dec 2003     17 Dec 2010
                                   (d)       50,000            -        50,000          GBP0.77    13 July 2005    12 July 2010
                                   (d)       61,200            -        61,200          GBP0.48     16 Aug 2004     15 Aug 2011
                                   (d)       40,800            -        40,800          GBP0.48     16 Aug 2006     15 Aug 2011
                                   (d)       52,500            -        52,500          GBP0.41     18 Dec 2004     17 Dec 2011
                                   (d)       17,500            -        17,500          GBP0.41     18 Dec 2006     17 Dec 2011
                                   (d)            -       22,500        22,500          GBP0.38    12 Sept 2005    11 Sept 2012
                                   (d)            -        7,500         7,500          GBP0.38    12 Sept 2007    11 Sept 2012
                                   (h)            -       27,339        27,339          GBP0.10     28 Oct 2005     27 Oct 2012
                                   (d)            -      187,500       187,500          GBP0.31      6 Dec 2005      5 Dec 2012
                                   (d)            -       67,500        67,500          GBP0.31      6 Dec 2007      5 Dec 2012

J St Clair Roberts                 (e)       62,500            -        62,500          GBP0.48     16 Aug 2004     15 Aug 2011
                                   (d)        5,500            -         5,500          GBP0.48     16 Aug 2004     15 Aug 2011
                                   (d)       59,500            -        59,500          GBP0.48     16 Aug 2006     15 Aug 2011
                                   (d)       30,000            -        30,000          GBP0.41     18 Dec 2004     17 Dec 2011
                                   (d)       10,000            -        10,000          GBP0.41     18 Dec 2006     17 Dec 2011
                                   (k)            -       19,487        19,487          GBP0.49     1 June 2005     30 Nov 2005
                                   (d)            -       22,500        22,500          GBP0.38    12 Sept 2005    11 Sept 2012
                                   (d)            -        7,500         7,500          GBP0.38    12 Sept 2007    11 Sept 2012
                                   (h)            -       78,977        78,977          GBP0.10     28 Oct 2005     27 Oct 2012
                                   (d)            -      150,000       150,000          GBP0.31      6 Dec 2005      5 Dec 2012
                                   (d)            -       50,000        50,000          GBP0.31      6 Dec 2007      5 Dec 2012

D Abrams                           (d)       52,788            -        52,788          GBP2.08     13 Mar 2001     12 Mar 2008
                                   (e)       14,423            -        14,423          GBP2.08     13 Mar 2001     12 Mar 2008
                                   (d)       40,000            -        40,000          GBP0.32     15 Dec 2001     14 Dec 2008
                                   (d)       40,000            -        40,000          GBP0.32     15 Dec 2003     14 Dec 2008
                                   (d)       25,000            -        25,000          GBP0.88     17 Aug 2002     16 Aug 2009
                                   (d)       40,000            -        40,000          GBP0.87     20 Dec 2002     19 Dec 2009
                                (h)(i)       19,478     (19,478)             -          GBP0.10     18 Aug 2002     17 Aug 2009
                                   (h)       33,527            -        33,527          GBP0.10    13 July 2003    12 July 2010
                                   (d)       30,000            -        30,000          GBP1.11     18 Dec 2003     17 Dec 2010
                                   (d)       40,000            -        40,000          GBP0.77    13 July 2005    12 July 2010
                                   (d)       61,200            -        61,200          GBP0.48     16 Aug 2004     15 Aug 2011
                                   (d)       40,800            -        40,800          GBP0.48     16 Aug 2006     15 Aug 2011
                                   (d)       52,500            -        52,500          GBP0.41     18 Dec 2004     17 Dec 2011
                                   (d)       17,500            -        17,500          GBP0.41     18 Dec 2006     17 Dec 2011
                                   (h)      106,716            -       106,716          GBP0.10     18 Oct 2004     17 Oct 2011
                                   (d)            -       22,500        22,500          GBP0.38    12 Sept 2005    11 Sept 2012
                                   (d)            -        7,500         7,500          GBP0.38    12 Sept 2007    11 Sept 2012
                                   (h)            -      107,664       107,664          GBP0.10     28 Oct 2005     27 Oct 2012
                                   (d)            -      187,500       187,500          GBP0.31      6 Dec 2005      5 Dec 2012
                                   (d)            -       67,500        67,500          GBP0.31      6 Dec 2007      5 Dec 2012

(a)  1988 Share Option Scheme.
(b)  1992 Share Option Scheme.
(c)  Amendments to 1992 Share Option Scheme.
(d)  1996 Share Option Scheme (non-approvable parts).
(e)  1996 Share Option Scheme (approved).
(f)  1997 Save As You Earn Scheme.
(g)  1997 Save As You Earn Scheme 1999 offer.
(h)  Deferred Share Bonus Plan.
(i)  Lapsed options.
(j)  1997 Save As You Earn Scheme 2000 offer.
(k)  1997 Save As You Earn Scheme 2002 offer.


Directors' interests in share options in 10p Ordinary Shares continued Options granted in 2002 were issued under the 1996 scheme as three-year or five-year vesting options.
     Options granted during the year under the 1996 scheme and Deferred Share Bonus Plan have performance criteria determined by the Remuneration Committee.
     The performance criteria include the achievement of individual, corporate and share price objectives. Prior to November 1999 options granted under the 1996 approved scheme have no performance criteria. Options granted before 1996 were issued under either the 1992 or 1988 share option schemes, both of which were three-year vesting schemes with no performance criteria.

Share price
     This part of the Remuneration report is auditable information.
The closing  market price per ordinary  share on 31 December 2002 was 38p (2001:
76.25p), as derived from the London Stock Exchange Daily Official List, and the closing market price per ADR (which comprises ten Xenova shares) on the NASDAQ National Market was 646c (2001: 1177c) as derived from the NASDAQ website. The closing middle-market prices per ordinary share on the London Stock Exchange during the financial year ranged from 28.75p to 76.25p (2001: 24p to 105p), and per ADR from 455c to 1004.5c (2001: 347c to 1750c).

Total shareholder return
Unaudited.
Over the last five years the trend in Xenova's shareholder return has broadly tracked the Bloomberg UK Biotech Index. In the last five years to 31 December 2002, the Bloomberg UK Biotech Index has fallen to 41% of the value at 1 January 1997, whilst Xenova shareholder return has fallen to 25% in the same period.

In the opinion of the Directors, the Bloomberg UK Biotech Index, against which total shareholder return of the Company is measured, is the most appropriate benchmark because it is an index of companies in the same industry sector as Xenova.


By order of the Board


GH Fairtlough
Chairman of the Remuneration Committee
11 April 2003


Financial summary

                                            Year ended    Year ended    Year ended    Year ended    Year ended    Year ended
                                           31 December   31 December   31 December   31 December   31 December   31 December
                                               2002(1)       2002(2)       2001(2)          2000          1999          1998
                                                  $000        GBP000        GBP000        GBP000        GBP000        GBP000

Turnover                                        19,707        12,244         1,782            78         2,693         4,865
Operating expenses
Research and development                      (28,419)      (17,657)      (15,374)       (7,422)      (11,294)      (16,482)
Administrative expenses                       (15,013)       (9,328)       (4,875)       (2,033)       (2,325)       (3,019)
Other operating income                             745           463           115             -             -             -

Total net operating expenses                  (42,687)      (26,522)      (20,134)       (9,455)      (13,619)      (19,501)


Group operating loss                          (22,980)      (14,278)      (18,352)       (9,377)      (10,926)      (14,636)
Share of operating profit/(loss) of joint venture  272           169          (33)             -             -             -
(Loss)/profit on sale of businesses                  -             -             -       (1,279)           271             -

Loss on ordinary activities before interest   (22,708)      (14,109)      (18,385)      (10,656)      (10,655)      (14,636)
Net interest                                     1,007           626           754           661           541           693
Amounts written (off)/back to investments      (2,784)       (1,730)           463             -             -             -

Loss on ordinary activities before taxation   (24,485)      (15,213)      (17,168)       (9,995)      (10,114)      (13,943)
Tax on loss on ordinary activities               3,236         2,011         1,797           690             -             -

Retained loss for the year attributable
to members of Xenova Group plc                 (21,249)     (13,202)      (15,371)       (9,305)      (10,114)      (13,943)


Assets employed
Fixed assets                                     24,339       15,122        20,384           543         1,828         3,636
Investment in joint venture                         204          127          (32)            -             -             -
Cash, short-term deposits and investments        30,930       19,217        24,000        12,233        10,081        11,392
Other net current liabilities                  (12,786)      (7,944)      (14,285)         (880)         (289)       (3,312)
Creditors due after one year                          -            -         (221)             -             -         (535)
Provisions for liabilities and charges             (19)         (12)          (10)          (20)             -             -

Net assets                                       42,668       26,510        29,836        11,876        11,620        11,181


Capital and reserves
Accumulated deficit                           (187,063)    (116,225)     (103,058)      (87,731)      (78,507)      (68,404)

Shareholders' funds                              42,668       26,510        29,836        11,876        11,620        11,181

(1) US dollar amounts have been translated at the closing rate on 31 December
    2002 (GBP1.00 = $1.6095), solely for informational purposes.
(2) Includes acquired Cantab Pharmaceuticals plc business since 6 April 2001.


Independent auditors' report
to the members of Xenova Group plc

We have audited the financial statements which comprise the profit and loss account, the balance sheets, the cash flow statement, the statement of total recognised gains and losses and the related notes which have been prepared under the historical cost convention and the accounting policies set out in the statement of accounting policies. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the Directors' Remuneration report ("the auditable part").

Respective responsibilities of Directors and auditors
The Directors' responsibilities for preparing the Annual Report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of Directors' responsibilities. The Directors are also responsible for preparing the Remuneration report.
     Our responsibility is to audit the financial statements and the auditable part of the Remuneration report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or in to whose hands it may come save where expressly agreed by our prior consent in writing.
     We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the Remuneration report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Report of the Directors is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and transactions is not disclosed.
     We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the Report of the Directors, the unaudited part of the Remuneration report, the Chairman's statement & Chief Executive's review, the Operating and financial review and the Corporate governance statement.
     We review whether the Corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Company's or Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion
We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the Remuneration report. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.
     We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the Remuneration report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion
In our opinion:
- the financial statements give a true and fair view of the state of affairs of the Company and the Group at 31 December 2002 and of the loss and cash flows of the Group for the year then ended;
- the financial statements have been properly prepared in accordance with the Companies Act 1985; and
- those parts of the Remuneration report required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.


PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Uxbridge
11 April 2003


Consolidated profit and loss account
for the year ended 31 December 2002
                                                                                        Year ended        Year ended
                                                                                        31 December       31 December
                                                                                        2002              2001
                                                                       Notes            GBP000            GBP000

Turnover (including share of joint venture)                                             12,701            1,877
Less: share of joint venture revenue                                                    (457)             (95)

                                                                       2                12,244            1,782
Operating expenses
Research and development costs                                                          (17,657)          (15,374)

Administrative expenses                                                                 (4,339)           (2,961)
Administrative expenses: exceptional reorganisation costs              4                (3,821)           (1,035)
Administrative expenses: amortisation of goodwill                                       (1,168)           (879)
Total administrative expenses                                                           (9,328)           (4,875)
Other operating income                                                                  463               115
Total net operating expenses                                                            (26,522)          (20,134)

Group operating loss                                                                    (14,278)          (18,352)
Share of operating profit/(loss) of joint venture                                       169               (33)

Total operating loss: Group and share of joint venture                                  (14,109)          (18,385)
Interest (net)                                                         6                615               751
Share of interest of joint venture                                                      11                3
Amounts written (off)/back to investments                                               (1,730)           463

Loss on ordinary activities before taxation                            3                (15,213)          (17,168)
Tax on loss on ordinary activities                                     7                2,011             1,797
Loss on ordinary activities after taxation                            24                (13,202)          (15,371)

Loss per share (basic and diluted)                                                      (9.0p)            (12.6p)
Shares used in computing net loss per share (thousands)                9                147,484           121,596

All results arise from continuing operations.


The notes on pages 32 to 45 form an integral part of these financial statements.


Statement of total recognised gains and losses

                                                                                        Year ended        Year ended
                                                                                        31 December       31 December
                                                                                        2002              2001
                                                                       Notes            GBP000            GBP000

Loss attributable to Xenova Group plc                                                   (13,361)          (15,341)
Profit/(loss) attributable to joint venture                                             159               (30)

                                                                                        (13,202)          (15,371)
Translation difference                                                 24               (1)               -

Total recognised gains and losses in the period                                         (13,203)          (15,371)



The notes on pages 32 to 45 form an integral part of these financial statements.


Consolidated and company balance sheets
as at 31 December 2002
                                                                                        Group                           Company
                                                                        As at           As at           As at           As at
                                                                        31 December     31 December     31 December     31 December
                                                                        2002            2001*           2002            2001*
                                                         Notes          GBP000          GBP000          GBP000          GBP000

Fixed assets
Intangible assets                                        10             9,630            10,798         -                 -
Tangible assets                                          11             5,492            9,586          -                 -
Investments                                              12             -                -              110,796           98,802

Investment in joint venture:                             12
Share of gross assets                                                   194              -              -                 -
Share of gross liabilities                                              (67)             -              -                 -
Goodwill arising on acquisition                                          -               -              -                 -

                                                                        127              -              -                 -

                                                                        15,249           20,384         110,796           98,802

Current assets
Debtors                                                  13             3,164            4,135          9                 -
Short-term deposits and investments                      14             16,585           15,027         16,585            15,027
Cash at bank and in hand                                                2,632            8,973          449               3,988

                                                                        22,381           28,135         17,043            19,015

Creditors: amounts falling due within one year           15             (11,108)         (18,420)       -                 -

Net current assets                                                      11,273           9,715          17,043            19,015

Total assets less current liabilities                                   26,522           30,099         127,839           117,817

Creditors: amounts falling due after more than one year  16             -                (221)          (19,913)          (22,432)
Provisions for liabilities and charges                   18             (12)             (10)           (12)              (10)

Investment in joint venture:                             12
Share of gross assets                                                    -               438            -                  -
Share of gross liabilities                                               -               (500)          -                  -
Goodwill arising on acquisition                                          -               30             -                  -

                                                                         -               (32)           -                  -

Total net assets                                                         26,510          29,836         107,914           95,375

Capital and reserves
Called up share capital                                  22              17,277          13,904         17,277            13,904
Share premium account                                    24              80,338          73,870         80,338            73,870
Merger reserve                                           24              27,218          27,218         27,218            27,218
Other reserves                                           24              17,902          17,902         -                 -
Profit and loss account                                  24              (116,225)       (103,058)      (16,919)          (19,617)

Shareholders' funds - equity interests                   24              26,510          29,836         107,914           95,375



The financial statements were approved by the Board on 11 April 2003.

John BH Jackson, Director.

The notes on pages 32 to 45 form an integral part of these financial statements.

*Reflects change in presentation of cash on deposit now included in short-term deposits and investments (note 14). Consolidated cash flow statement for the year ended 31 December 2002

                                                                                        Year ended        Year ended
                                                                                        31 December       31 December
                                                                                        2002              2001
                                                                       Notes            GBP000            GBP000

Net cash outflow from operating activities                             25               (15,141)          (3,836)
Returns on investments and servicing of finance
Interest received                                                                       619               1,023
Interest element of finance lease rental payments                                       (4)               (15)

Net cash inflow from returns on investments and servicing of finance                    615               1,008

Taxation                                                                                2,292             1,870
Capital expenditure and financial investment
Purchase of tangible fixed assets                                                       (649)             (2,797)

Net cash outflow from capital expenditure and financial investment                      (649)             (2,797)

Acquisitions and disposals
Purchase of subsidiary undertakings                                                     -                 (768)
Cash at bank and in hand acquired with subsidiary                                       -                 16,822

Net cash inflow from acquisitions                                                       -                 16,054

Management of liquid resources
Increase in short-term deposits                                        25               (3,288)           (2,644)

Net cash (outflow)/inflow before financing                                              (16,171)          9,655

Financing
Issue of ordinary share capital                                                         10,958            9
Expenses on issue of shares                                                             (1,117)           (919)
Capital element of finance lease rental payments                       25               (11)              (87)

Net cash inflow/(outflow) from financing                                                9,830             (997)

(Decrease)/increase in cash during the year                            25               (6,341)           8,658


The notes on pages 32 to 45 form an integral part of these financial statements.


Reconciliation of net cash flow to movement in net funds
                                                                                        Year ended        Year ended
                                                                                        31 December       31 December
                                                                                        2002              2001
                                                                       Notes            GBP000            GBP000

(Decrease)/increase in cash during the year                                             (6,341)           8,658
Capital element of finance lease payments                                               11                87
Change in liquid resources                                                              3,288             2,644

Change in net funds resulting from cash flows                                           (3,042)           11,389

Finance leases acquired with subsidiary undertakings                                    -                 (101)
Movement in value of current asset investments                                          (1,730)           463
Translation difference                                                                  -                 2

Change in net funds                                                                     (4,772)           11,753

Net funds at 1 January                                                                  23,986            12,233

Net funds at 31 December                                               25               19,214            23,986



The notes on pages 32 to 45 form an integral part of these financial statements.

Notes to the  consolidated  financial  statements for the year ended 31 December
2002

 1  Accounting policies

Basis of preparation
The financial statements are prepared under the historical cost convention and in accordance with applicable accounting standards. In accordance with Financial Reporting Standard No 18 - 'Accounting policies', (FRS18), a review of the Group's accounting policies has been performed and will continue to be performed on a regular basis. As a result of this review, other than as noted below in respect of deferred tax and the change in the presentation of cash on deposit (note 14), there have been no other changes to the Group's accounting policies or presentation of financial information in 2002.

Going concern
Xenova is an emerging pharmaceutical company and expects to have an ongoing funding requirement until products are commercialised. A substantial part of the Group's cash requirements are of an investment nature and have a large discretionary element. The Directors have a reasonable degree of confidence that the Group can secure funding to enable it to continue in operational existence for the foreseeable future and have therefore prepared the financial statements on the going concern basis. Should the sources of funding not be available the Directors will take action to curtail discretionary expenditure to conserve cash resources.

Intangible fixed assets

Goodwill arising from the purchase of subsidiary undertakings, representing the difference between the fair value of the purchase consideration and the fair value of the net assets acquired, is capitalised as an intangible fixed asset and amortised on a straight-line basis over its estimated useful economic life. Goodwill similarly arising on the acquisition of associates or joint ventures is recorded as part of the related investment.
     Goodwill in respect of the acquisition of Cantab is being amortised over 10 years.
     Other intangible fixed assets, including acquired intellectual property, are capitalised at cost and amortised on a straight-line basis over the estimated useful economic life of the asset, having taken into account the risk factors associated with developing a pharmaceutical product. Provision is made for any impairment.

Revenue recognition
Licence fees and milestone payments are spread in proportion to the work performed by the Group, but are recognised only to the extent of the non-refundable amounts received. The estimation techniques used to spread the revenue reflect both the scientific and commercial risks of individual contracts. Ordinarily, revenue is spread using a technique, which first adjusts the total contract revenue based upon the estimated probability of receipt given the commercial nature and scientific stage of development of the programme. In a limited number of cases where contracts are deemed to be higher risk as determined on scientific and commercial grounds, revenue is spread using a contingency adjusted technique to reflect the increased uncertainty of future receipts.
     Revenues from collaborative research agreements and contract manufacturing are recognised in turnover in the period in which the work is carried out, unless the terms of the agreement make the income uncertain in which case the value of the work is not recognised until accepted by the collaborator or customer.

Research and development
Research and development expenditure is charged to the profit and loss account as incurred.

Tangible fixed assets and depreciation
Tangible fixed assets are stated at cost, less depreciation. Depreciation is provided on all tangible fixed assets at rates calculated to write off the cost, less estimated residual value, of each asset on a straight-line basis over its expected useful life, as follows:

Short leasehold properties          -       over the life of the lease
Fixtures, fittings and equipment    -       between 3 and 15 years

Tangible fixed assets are subject to impairment reviews when events or changes in circumstances indicate that the carrying value may not be recoverable through future cash flows of the income generating unit. Impairment charges are determined by using the higher of post-tax net realisable value and value in use. Discounted cash flows are used to determine value in use.

Lease incentives
Benefits received and receivable as an incentive to sign an operating lease are spread on a straight-line basis over the lease term or if shorter than the full lease term, over the period to the review date on which the rent is first expected to be adjusted to the prevailing market rate. Accordingly, any incentive received to sign a lease is included in other creditors and will be credited to the profit and loss account over the appropriate period.


Leasing and hire purchase commitments
Assets obtained under hire purchase contracts and leases which result in the transfer to the Group of substantially all the risks and rewards of ownership (finance leases) are capitalised as tangible fixed assets at cost and are depreciated on a straight-line basis over the shorter of the useful economic life and the lease term. Obligations under such agreements are included in creditors net of finance charges allocated to future periods. The finance element of the rental payments is charged to the profit and loss account over the period of the lease or hire purchase contract so as to produce a constant periodic rate of charge on the outstanding balance of the net obligations in each period.
     Rentals paid under operating leases are charged against income on a straight-line basis over the lease term. Rentals received under operating leases are taken to the profit and loss account on a straight-line basis over the lease term.

Foreign currency translation
Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date. All exchange differences are taken to the profit and loss account.
     The financial statements of overseas subsidiaries are translated using the net investment method: the assets and liabilities are translated at the closing exchange rate, and the profit and loss accounts are translated at an average rate for the year. Exchange differences arising on these translations are taken directly to reserves.

Deferred taxation
Following the introduction of Financial Reporting Standard No. 19 - 'Deferred tax' the Group has adopted the incremental liability approach ('Full' provision basis) from 1 January 2002.
     Deferred  tax is  recognised  in  respect of timing  differences  that have originated but not reversed by the balance sheet date, but only when transactions or events that result in a right to pay less tax or an obligation to pay more tax in the future have occurred at the balance sheet date. The likelihood of these rights or obligations arising is based upon the estimated probabilities of future events occurring, taking into account the relevant factors pertinent to the industry sector in which the Group operates. Deferred tax is measured on a non-discounted basis. The deferred tax asset recognised in 2001 under the former policy (GBPnil) would not have been different under the revised policy adopted from 2002.

Pension costs
Contributions under the Company's defined contribution pension scheme are charged to the profit and loss account as incurred.

Investments
In the Company's accounts, investments in subsidiary undertakings are stated either at the fair value of consideration given, where the subsidiary is consolidated using acquisition accounting, or at the nominal value of the shares issued, where merger accounting is used. Provision is made for any permanent diminution in the value of these investments. Other fixed asset investments are stated at cost less any provision for diminution in value. Current asset investments are stated at the lower of cost plus accrued interest and net realisable value.

Basis of consolidation
The consolidated financial statements include:

- The assets and liabilities, results and cashflows of the company and its subsidiary undertakings as listed in note 12.
- The Group's share of the net liabilities or assets and results of joint ventures.

The accounts of undertakings consolidated are made up to 31 December.
     Undertakings in which the Group has a material interest and where it exercises dominant influence are accounted for as subsidiaries. Undertakings where the Group exercises joint control are accounted for as joint ventures.

Employee benefits
The charge for options awarded under the share option schemes and deferred share bonus plan is recognised in the consolidated profit and loss account as the difference between the market value of the shares at the date of grant and any consideration to be received on the exercise of the options or the award of the deferred shares. The charge is based on estimates of staff turnover and share price growth and is accrued in the profit and loss account reserve. Provision is made for national insurance payable upon the exercise of options.


2   Turnover and segmental analysis
                                                                                        Year ended        Year ended
                                                                                        31 December       31 December
                                                                                        2002              2001
                                                                                        GBP000            GBP000

Turnover by geographical destination
United Kingdom                                                                          171               1,053
North America                                                                           11,243            577
Other European                                                                          830               152

                                                                                        12,244            1,782

The Group currently operates a single class of business from the United Kingdom. It has entered into collaborative agreements from which it has earned a majority of its non-refundable revenues from other parties to such agreements. The remaining revenue of GBP1.0m (2001: GBP0.2m) arose from contract manufacturing.

All turnover originated from the United Kingdom.


3   Total operating loss
                                                                                        Year ended        Year ended
                                                                                        31 December       31 December
                                                                                        2002              2001
                                                                                        GBP000            GBP000

Operating loss is stated after charging:
Staff costs                                                                             8,093             7,814
Depreciation of owned assets                                                            1,459             1,091
Exceptional impairment of tangible fixed assets                                         3,265            -
Depreciation of assets held under finance leases                                        19               110
Operating lease rentals
     - hire of plant and machinery                                                      140               114
     - other operating lease rentals                                                    1,143             1,172
Loss on disposal of fixed assets                                                        -                 16
Long term incentive scheme - charge for long-term incentive scheme                      (8)              44
- provision for national insurance on share options                                     2                (10)
Goodwill amortisation                                                                   1,168             879
Goodwill amortisation in respect of joint venture                                       30               2
Licence fee and patent write down                                                       335               213
Audit fees
     - Company                                                                          5                 5
     - Group                                                                            55                60
Fees paid to auditors for non-audit services                                            77                63


The fees paid to auditors for non-audit services are in connection with UK and SEC regulatory filings and taxation advice. In addition to the amounts noted above, non-audit fees of GBP120,000 for work as reporting accountants on the rights issue (2001: GBP186,000 for work relating to the acquisition of Cantab) have been accounted for in the share premium account.

Income from operating leases totalled GBP409,000 (2001: GBP115,000).

4   Exceptional reorganisation costs

On 11 December 2002, the Group announced the completion of an operational review. Following this review, approximately 40 staff have been, or will be, made redundant resulting in an exceptional reorganisation charge of GBP556,000.
     Additionally, excess property at the Cambridge facility is expected to be sublet during the course of 2003. An impairment charge of GBP3,265,000 has been provided against leasehold improvements, plant and equipment at the Cambridge facility for those assets no longer expected to be used in the business.
     The impairment charge is based on the value in use of these assets which has been calculated by applying an approximated risk free discount rate (4%) to the expected future cash flows during the length of the lease of the property.
     Included within the administrative charge in 2001 was an exceptional reorganisation charge of GBP1,035,000 in respect of severance payments.


5   Employees
                                                                                        Year ended        Year ended
                                                                                        31 December       31 December
                                                                                        2002              2001
Number of employees
                                                                                        Number            Number

The average number of persons (including executive Directors) employed by the group in the year was:
Research and development                                                                111               100
Administration                                                                          34                34

                                                                                        145               134


                                                                                        Year ended        Year ended
                                                                                        31 December       31 December
                                                                                        2002              2001
Employment costs                                                                        GBP000            GBP000

Wages and salaries                                                                      6,923             6,571
Social security costs                                                                   660               699
Other pension costs                                                                     510               544

                                                                                        8,093             7,814


                                                                                        Year ended        Year ended
                                                                                        31 December       31 December
                                                                                        2002              2001
Directors' emoluments                                                                   GBP000            GBP000

Aggregate emoluments of the Directors were as follows:
Non-executive Directors:
Aggregate emoluments                                                                    131               126
Executive Directors:
Aggregate emoluments                                                                    1,104             1,661
Company contributions to money purchase pension schemes                                 142               173


                                                                                        1,377             1,960

Retirement benefits are accruing to 5 Directors (2001: 5 Directors) under defined contribution pension schemes. The details of the Directors' remuneration and their share options are given in the Remuneration report on pages 21 to 25. The aggregate gain on the exercise of share options during the year was GBPnil (2001: GBPnil).



6   Interest payable and receivable
                                                                                        Year ended        Year ended
                                                                                        31 December       31 December
                                                                                        2002              2001
                                                                                        GBP000            GBP000

Interest payable on finance leases                                                      (4)               (15)
Interest receivable                                                                     619               766

Net                                                                                     615               751



7    Taxation

Following the changes introduced as part of the Finance Act 2000 in respect of Scientific Research Allowances (now renamed 'Research and Development Allowances'), the Group has recognised the GBP2,032,000 R&D tax credit to be received in 2003 (2001: GBP1,797,000).
     There is no corporation tax charge for the year (2001: GBPnil) due to the availability of UK corporation tax losses. The Group's share of the corporation tax charge for the year for Phogen is GBP21,000 (2001: GBPnil).
     The Group has UK tax losses of approximately GBP105.5 million (31 December 2001: GBP102.6 million) available for carry forward against future profits. Of these tax losses approximately GBP10.0 million have yet to be agreed with the Inland Revenue.
     No provision  for deferred  taxation is required at 31 December 2002 (2001:
GBPnil) and there is no potential unprovided deferred taxation liability at that date (note 19).


Factors affecting tax credit for the year:

                                                                                        2002              2001
                                                                                        GBP000            GBP000

Loss on ordinary activities before taxation                                             (15,213)          (17,168)

Loss on ordinary activities at 30% (2001: 30%)                                          (4,564)          (5,150)
Effects of:
Expenses not deductible for tax purposes                                                1,654             2,261
Deferred tax asset not recognised                                                       (879)             (801)
Research and Development tax credit received at 24% of losses
compared with 30% tax rate                                                              1,778             1,893

Current tax credit for the year                                                         (2,011)           (1,797)


8    Profit attributable to members of the holding company

In accordance with Section 230(4) of the Companies Act 1985, the Company is exempt from the requirement to present its own profit and loss account. The profit in the financial statements of the holding company was GBP2,662,000 (2001: profit of GBP590,000).

9    Loss per share

Basic loss per share is calculated by reference to the loss attributable to the ordinary shareholders of the Company of GBP13,302,000 (2001: GBP15,371,000) and the weighted average of 147,484,000 ordinary shares in issue during the year (2001: 121,596,000). Since the Group reported a net loss, diluted loss per share is equal to basic loss per share.



10   Intangible fixed assets
                                                                                        Goodwill          Licence fees     Total
                                                                                                          and patents
Group                                                                                   GBP000            GBP000           GBP000

Cost
At 1 January 2002                                                                       11,675            213              11,888
Additions                                                                               -                 335              335

As at 31 December 2002                                                                  11,675            548              12,223

Amortisation
At 1 January 2002                                                                       (877)             (213)            (1,090)
Charge for the year                                                                     (1,168)           (335)            (1,503)

As at 31 December 2002                                                                  (2,045)           (548)            (2,593)

Net book value as at 31 December 2002                                                   9,630             -                9,630

Net book value as at 31 December 2001                                                   10,798            -                10,798


Goodwill amortisation in respect of Phogen was GBP30,000 (2001: GBP2,000).

Reflecting the early stage of development of the products which these licences relate to, licence fees paid in the year have been fully written down.

The company has no intangible fixed assets.


11   Tangible fixed assets
                                                                                        Short leasehold   Fixtures, fittings Total
                                                                                        property          and equipment
Group                                                                                   GBP000            GBP000             GBP000

Cost
At 1 January 2002                                                                       9,144             3,575              12,719
Additions                                                                               38                611                649
Disposals                                                                               -                 (12)               (12)

As at 31 December 2002                                                                  9,182             4,174              13,356

Depreciation
At 1 January 2002                                                                       1,019             2,114              3,133
Charge for the year                                                                     249               1,229              1,478
Exceptional impairment charge (note 4)                                                  3,265             -                  3,265
Disposals                                                                               -                 (12)               (12)

As at 31 December 2002                                                                  4,533             3,331              7,864

Net book value as at 31 December 2002                                                   4,649             843                5,492

Net book value as at 31 December 2001                                                   8,125             1,461              9,586


The cost of  assets  held for use in  operating  leases  was  GBP956,000  (2001:
GBP956,000) and the accumulated depreciation was GBP464,000 (2001: GBP75,000). The net book value of fixtures, fittings and equipment held under finance leases at 31 December 2002 was GBP20,000 (2001: GBP39,000).

The company has no tangible fixed assets.


                                                                                                          2002             2001
Capital commitments - Group                                                                               GBP000           GBP000

Contracted for but not provided for as at 31 December                                                     30               14

The Company has no capital commitments (2001: GBPnil).



12   Investments
                                                                       Subsidiary       Long term         Total            Total
                                                                       undertakings     loans
                                                                       2002             2002              2002             2001
                                                                       GBP000           GBP000            GBP000           GBP000

Cost
At 1 January                                                           51,487           63,315            114,802          16,522
Acquisitions                                                           -                -                 -                34,965
Increase in loans to subsidiaries                                      -                11,994            11,994           63,315

At 31 December                                                         51,487           75,309            126,796          114,802


Provision
At 1 January and 31 December                                           16,000           -                 16,000           16,000

Net book value                                                         35,487           75,309            110,796          98,802




Interest in joint venture
                                                                                                          2002             2001
                                                                                                          GBP000           GBP000

At 1 January                                         - net (liabilities)                                  (62)             -
                                                     - goodwill                                           30               -

                                                                                                          (32)             -

Additions                                            - net (liabilities)                                  -                (32)
                                                     - goodwill                                           -                32
Share of profit/(losses) retained                                                                         159              (30)


At 31 December                                       - net assets/(liabilities)                           127              (62)
                                                     - goodwill                                           -                30


                                                                                                          127              (32)


Aggregate amortisation of goodwill
At 1 January                                                                                              (2)              -
Charge for the year                                                                                       (30)             (2)

At 31 December                                                                                            (32)             (2)


Net book amount at 31 December
- Net assets/(liabilities)                                                                                127              (62)
- Goodwill                                                                                                -                30

                                                                                                          127              (32)




Subsidiary undertakings                              Country (state) of                 Nature of         Class of share   Holding
                                                     registration or incorporation      business

Held directly
Xenova Limited                                       England and Wales Trading          Ordinary          100%
Xenova Discovery Limited                             England and Wales Dormant          Ordinary          100%
Xenova UK Limited                                    England and Wales Holding          Ordinary          100%
Cantab Pharmaceuticals Limited                       England and Wales Holding          Ordinary          100%
(formerly Cantab Pharmaceuticals plc)
Oncocene Limited                                     England and Wales Dormant          Ordinary          100%


Held indirectly
MetaXen LLC                                          United States of America           Dormant           Class A preferred
(voting)                                             100%
                                                     (Delaware)                         Class B (non voting)               100%
                                                                                        Class C (non voting)               100%
The Xenova Pension Trustee Company Limited           England and Wales Dormant          Ordinary          100%
Xenova Research Limited                              England and Wales Trading          Ordinary          100%
Cantab Pharmaceuticals Inc                           United States of America           Dormant           Ordinary         100%
                                                     (Delaware)


The above subsidiaries, all of which are consolidated, operate principally in the countries of incorporation. The shares in MetaXen and The Xenova Pension Trustee Company Limited are held by Xenova UK Limited. The shares in Xenova Research Limited and Cantab Pharmaceuticals Inc are held by Cantab Pharmaceuticals Limited (formerly Cantab Pharmaceuticals plc).

Joint venture undertaking

The group has a 45% interest in the ordinary shares and 50% of the voting rights of a joint venture company, Phogen Limited, whose accounting year end is 31 December and which is incorporated in England and Wales. The Group's share of the net assets of Phogen Limited at 31 December 2002 was GBP127,000 (2001: net liabilities GBP62,000). The remaining goodwill of GBP30,000 in respect of Phogen has been written off in the year.
     The principal business of Phogen Limited is to develop and commercialise drug delivery and gene therapy technology based on the cellular trafficking properties of the protein VP22. The funding of this programme is provided jointly by the Group and the other joint venture party.


13   Debtors
                                                                       Group                              Company
                                                                       2002             2001              2002             2001
Debtors due within one year                                            GBP000           GBP000            GBP000           GBP000

Trade debtors                                                          260              59                -                -
Amounts owed by joint ventures                                         45               194               -                -
Amounts owed by Group undertakings                                     -                -                 9                -
Other debtors                                                          2,289            2,806             -                -
Prepayments and accrued income                                         570              1,076             -                -

                                                                       3,164            4,135             9                -



14   Short-term deposits and investments
                                                                       Group                              Company
                                                     2002              2001             2002              2001
                                                     GBP000            GBP000           GBP000            GBP000

Short-term deposits                                  16,131            12,843           16,131            12,843
Investments                                          454               2,184            454               2,184

                                                     16,585            15,027           16,585            15,027


In accordance with accepted industry practice, the Directors have changed the presentation of cash on deposit (short-term deposits) in the financial statements. Short-term deposits are now included in short-term deposits and investments in the balance sheet and as liquid resources in the cash flow statement. The effect of this change in presentation is to decrease cash at bank and in hand and increase short-term deposits and investments by GBP16,131,000 in 2002 and GBP12,843,000 in 2001 respectively. Investments relate to the investment in Cubist Pharmaceuticals Inc.


15   Creditors: amounts falling due within one year
                                                                       Group                              Company
                                                                       2002             2001              2002             2001
Creditors: amounts falling due within one year                         GBP000           GBP000            GBP000           GBP000

Finance lease obligations                                              3                4                 -                -
Trade creditors                                                        698              751               -                -
Other tax and social security payable                                  195              271               -                -
Other creditors                                                        278              330               -                -
Accruals and deferred income                                           9,934            17,064            -                -

                                                                       11,108           18,420            -                -

Accruals and deferred income includes GBP5,727,000 (2001: GBP14,225,000) of deferred income.


16   Creditors: amounts falling due after more than one year
                                                                       Group                              Company
                                                                       2002             2001              2002             2001
Creditors: amounts falling due after more than one year                GBP000           GBP000            GBP000           GBP000

Finance lease obligations                                              -                10                -                -
Amounts due to Group undertakings                                      -                -                 19,913           22,432
Other creditors                                                        -                211               -                -

                                                                       -                221        7       19,913           22,432


Amounts owed to Group undertakings are non-interest bearing and have no fixed repayment date.

17   Operating leases
The Company has no commitments to make annual payments under non-cancellable operating leases (2001: GBPnil). The Group has commitments to make annual payments under non-cancellable operating leases which expire as follows:


                                                     2002                               2001
                                                     Short leasehold   Short leasehold
                                                     property          Other            property          Other
                                                     GBP000            GBP000           GBP000            GBP000

Within one year                                      211               45               223               32
Within two to five years                             165               28               13                97
After five years                                     1,093             -                1,093             -

                                                     1,469             73               1,329             129



18   Provisions for liabilities and charges
                                                                                                            Group and Company
                                                                                                          2002             2001
National Insurance on share options                                                                       GBP000           GBP000

At 1 January                                                                                              10               20
Charged/(released) in the year                                                                            2                (10)

At 31 December                                                                                            12               10


The amount actually payable will depend on the number of options exercised. In accordance with the Urgent Issues Task Force Abstract 25 'National Insurance Contributions on Share Option Gains' the Group has provided for the employers' National Insurance payable on unapproved options granted after 5 April 1999 and exercisable between 18 August 2002 and 5 December 2012.


19   Deferred tax
Unrecognised potential deferred tax assets are:
                                                                                                          2002             2001
Group                                                                                                     GBP000           GBP000

Depreciation less than capital allowances                                                                 (1,156)          (1,204)
Trading losses                                                                                            31,631           30,798

                                                                                                          30,475           29,594

20   Pensions
The Group operates a defined contribution fully insured pension scheme for employees. Assets of the scheme are held separately from those of the Company in independently administered funds. Contributions for the year ended 31 December 2002 amounted to GBP510,000 (2001: GBP544,000).

21   Financial instruments
The Group's policies in respect of financial instruments are set out in the Operating and financial review (page 11). Short-term debtors and creditors have been excluded from all but the currency disclosures below.

Financial assets and liabilities
The Group has the following financial assets and liabilities in addition to short-term debtors and creditors:

Current asset investments
As part of the disposal of certain assets of Xenova Discovery Limited in 1999 the Group now holds 88,668 shares in Cubist Pharmaceuticals. At 31 December 2002, these shares had a book and a market value of GBP454,000 (2001:
GBP2,184,000). These equity shares have been excluded from the interest rate risk and currency profile as they have no maturity date and would thus distort the weighted average period information and the provision of pertinent information about any currency exposures involved.

Cash at bank and short-term deposits
The Group uses a discretionary professional fund manager to invest funds on deposit and in money market instruments. At 31 December 2002, the Group held cash at bank of GBP2,632,000 (2001: GBP8,973,000), which earned interest, in line with LIBID, at a weighted average rate of 3.34% (2001: 4.41%). All cash and short-term deposits have maturity dates within five months of 31 December 2002, and are held with institutions maintaining a minimum long term credit rating of A3 by Moody's and/or A- by Standard and Poors. The majority of floating interest rates obtained are set relative to LIBOR.

The  cash  and  short-term   deposits  are  split  between  fixed  and  floating
instruments as below:

                                                     2002                               2001
                                                     Fixed             Floating         Fixed             Floating
Interest rate                                        GBP000            GBP000           GBP000            GBP000

Cash at bank                                         -                 2,632            -                 8,973
Short-term deposits                                  16,131            -                12,843            -


The weighted average interest rate of the fixed interest deposits is 3.95% and the weighted average period for which the interest is fixed is 1.6 months.

Financial liabilities

The Group has no financial liabilities other than short-term creditors, a single finance lease and the provision set out below. The short-term creditors are interest free. The finance lease held by the Group is not material for disclosure.
     As at 31 December  2002,  the Group held a provision  of  GBP12,000  (2001:
GBP10,000) in respect of National Insurance (note 18). This provision is a financial liability on which no interest is paid.

Currency exposures
Other than licensing deals, the Group does not undertake significant transactions in a currency other than its functional currency.
     The table below shows the extent to which Group companies have monetary assets and liabilities in currencies other than their functional currency. Foreign exchange differences on the retranslation of these assets and liabilities are taken to the profit and loss account of the Group companies and the Group.

                                                                                                          US Dollars
                                                                                                          GBP'000

2002: Functional currency of group operations:

Sterling                                                                                                  168



                                                                                                          US Dollars
                                                                                                          GBP'000

2001: Functional currency of group operations:

Sterling                                                                                                  7,845


Fair value of financial assets and liabilities
For all financial instruments the book values and fair values as at both 31 December 2002 and 2001 were not materially different.


22   Share capital

                                                                       2002                      2001
                                                     Number            GBP000    Number          GBP000

Authorised:
Ordinary Shares of 10p each                          300,000,000       30,000   200,000,000      20,000

Allotted, called up and fully paid:
Ordinary Shares of 10p each                          172,767,353       17,277   139,041,756      13,904


On 4 October 2002, the authorised share capital of the company was increased by 100,000,000 Ordinary Shares of 10p each. 33,710,703 Ordinary Shares of 10p each were issued in respect of a rights issue and a further 14,894 in respect of share options, for which cash consideration of GBP10,954,000 was received (2001:
GBP9,000).


23       Share options and warrants

Xenova share options
Share options are offered to all employees to provide further incentives for them to contribute to the success of the Group. The Group has three established share option schemes, the Xenova Limited 1988 Share Option Scheme, the Xenova Group 1992 Share Option Scheme and the Xenova Group 1996 Share Option Scheme. Options granted during 2002 were issued under the 1996 Scheme. The 1996 Share Option Scheme consists of an Inland Revenue approved part with a three year vesting period for options up to the value of GBP30,000, a further three year vesting period for options up to the value of four times relevant emoluments, and a 'super-option' part with a five year vesting period which can accommodate options between the value of four times and eight times relevant emoluments. The scheme is subject to performance criteria determined by the Remuneration Committee.

Deferred share bonus plan
At the Annual General Meeting in 1999, the Xenova Deferred Share Bonus Plan was approved by shareholders. The scheme allows participants to purchase shares with their annual bonus against which the Company may award options to acquire further shares at nominal value no sooner than the third anniversary of the award date. Performance conditions are in place based on share price performance which determines what proportion of the award shall be exercisable.
     A charge to the profit and loss account of GBP36,000 has been made in the year (2001: GBP44,000) in respect of future share award costs. In making this charge it has been assumed that the maximum performance criteria will be met.
     In any ten year period not more than 10% of the equity capital of the Company may be allocated under all of the share option schemes, of which not more than 5% of the equity capital of the Company may be allocated under the 1996 Scheme, other than by way of super-options.
     At 31 December 2002, 8,176,383 options to subscribe for Ordinary Shares of the Company were outstanding, as follows:


Number                                    Exercise price per share           Exercise period

6,007                                     650 pence                          1 May 1996 - 30 April 2003
1,950                                     650 pence                          1 May 1996 - 30 April 2003
15,562                                    674 pence                          18 September 1996 - 17 September 2003
2,500                                     812 pence                          28 February 1997 - 27 February 2004
43,700                                    335 pence                          23 December 1997 - 22 December 2004
62,995                                    234 pence                          9 August 1998 - 8 August 2005
5,950                                     272 pence                          4 October 1999 - 3 October 2006
40,000                                    272 pence                          4 October 1999 - 3 October 2006
92,788                                    208 pence                          13 March 2001 - 12 March 2008
8,875                                     338 pence                          23 June 2000 - 22 June 2007
64,562                                    338 pence                          23 June 2002 - 22 June 2007
14,423                                    208 pence                          13 March 2001 - 12 March 2008
14,000                                    45 pence                           18 November 2001 - 17 November 2008
160,000                                   32 pence                           15 December 2001 - 14 December 2008
102,298                                   82 pence                           1 September 2002 - 28 February 2003
40,000                                    32 pence                           15 December 2003 - 14 December 2008
25,640                                    117 pence                          27 May 2002 - 26 May 2009
74,360                                    117 pence                          27 May 2002 - 26 May 2009
37,000                                    88 pence                           17 August 2002 - 16 August 2009
185,000                                   88 pence                           17 August 2001 - 16 August 2009
111,663                                   10 pence                           13 July 2003 - 12 July 2010

Number                                    Exercise price per share           Exercise period

533,580                                   10 pence                           18 October 2004 - 17 October 2011
10,000                                    72 pence                           17 November 2002 - 16 November 2009
61,594                                    87 pence                           20 December 2002 - 19 December 2009
189,406                                   87 pence                           20 December 2002 - 19 December 2009
253,000                                   77 pence                           13 July 2005 - 12 July 2010
8,000                                     335 pence                          9 August 2000 - 23 December 2012
67,027                                    111 pence                          18 December 2003 - 17 December 2012
193,973                                   111 pence                          18 December 2003 - 17 December 2012
129,915                                   92 pence                           1 December 2003 - 31 May 2005
601,927                                   48 pence                           11 July 2004 - 10 July 2011
34,390                                    48 pence                           11 July 2004 - 10 July 2011
91,800                                    48 pence                           11 July 2006 - 10 July 2011
62,500                                    48 pence                           16 August 2004 - 15 August 2011
437,300                                   48 pence                           16 August 2004 - 15 August 2011
292,400                                   48 pence                           16 August 2006 - 15 August 2011
170,100                                   41 pence                           18 December 2004 - 17 December 2011
387,900                                   41 pence                           18 December 2004 - 17 December 2011
155,400                                   41 pence                           18 December 2006 - 17 December 2011
635,637                                   49 pence                           1 June 2005 - 30 November 2005
294,325                                   50 pence                           20 June 2005 - 19 June 2012
33,860                                    50 pence                           20 June 2005 - 19 June 2012
16,750                                    50 pence                           20 June 2007 - 19 June 2012
66,255                                    49 pence                           1 September 2005 - 28 February 2006
32,500                                    38 pence                           12 September 2005 - 11 September 2012
167,500                                   38 pence                           12 September 2005 - 11 September 2012
60,000                                    38 pence                           12 September 2007 - 11 September 2012
415,071                                   10 pence                           28 October 2005 - 27 October 2012
1,305                                     31 pence                           6 December 2005 - 5 December 2012
1,236,195                                 31 pence                           6 December 2005 - 5 December 2012
427,500                                   31 pence                           6 December 2007 - 5 December 2012


At 31 December 2002 there were a further 9,548,307 shares available for grant under options.

MetaXen warrants
Warrants over MetaXen Class E preferred shares which are convertible into warrants over shares of Xenova Group plc under certain circumstances, were outstanding as follows:


Number      Exercise price per share             Exercise period

14,516              $7.75                  5 November 2002 - 1 July 2007


The maximum number of shares in Xenova Group plc which may be issued is 14,516.


24       Reserves and reconciliation of movements in shareholders

                                                     Share    Share    Merger   Other    Profit       Total          Total
                                                     capital  premium  reserve  reserve  and loss     shareholders'  shareholders'
                                                              account                    account      funds          funds
                                                     2002     2001
Group                                                GBP000   GBP000   GBP000   GBP000   GBP000       GBP000         GBP000

1 January                                            13,904   73,870   27,218   17,902   (103,058)    29,836          11,876
Allotment of shares                                  2        2        -        -        -            4               9
Issue of shares in respect of acquisition            -        -        -        -        -            -               34,197
Issue of shares in respect of rights issue           3,371    7,583    -        -        -            10,954          -
Expense on issue of shares                           -        (1,117)  -        -        -            (1,117)         (919)
Credit for share options and deferred bonus share
awards (note 23)                                     -        -        -        -        36           36              44
Loss for the year                                    -        -        -        -        (13,202)     (13,202)        (15,371)
Exchange movement                                    -        -        -        -        (1)          (1)             -

At 31 December                                       17,277   80,338   27,218   17,902   (116,225)    26,510          29,836


                                                     Share      Share      Merger     Profit     Total           Total
                                                     capital    premium    reserve    and loss   shareholders'   shareholders'
                                                                account               account    funds           funds
                                                                2002       2001
Company                                              GBP000     GBP000     GBP000     GBP000     GBP000           GBP000


At 1 January                                         13,904     73,870     27,218     (19,617)   95,375           61,454
Allotment of shares                                  2          2          -          -          4                9
Issue of shares in respect of acquisition            -          -          -          -          -                34,197
Issue of shares in respect of rights issue           3,371      7,583      -          -          10,954           -
Expense on issue of shares                           -          (1,117)    -          -          (1,117)          (919)
Credit for share options and deferred bonus
share awards (note 23)                               -          -          -          36         36               44
Retained profit for the year                         -          -          -          2,662       2,662           590

At 31 December                                       17,277     80,338     27,218     (16,919)   107,914          95,375


The  merger   reserve   arises  on  the  issue  of  shares  to  acquire   Cantab
Pharmaceuticals plc.


25   Cash flow statement

                                                                                  Year ended          Year ended
                                                                                  31 December 2002    31 December 2001
Reconciliation of operating loss to net cash outflow from operating activities    GBP000              GBP000

Operating loss                                                                    (14,278)            (18,352)
Depreciation                                                                      1,478               1,201
Amortisation                                                                      1,168               879
Exceptional impairment of tangible fixed assets                                   3,265               -
Net loss on disposal of tangible fixed assets                                     -                   16
Long term incentive scheme                                                        36                  44
(Decrease)/increase in provision for liabilities and charges                      2                   (10)
Decrease in debtors                                                               711                 734
Increase/(decrease) in creditors                                                  975                 (2,573)
(Decrease)/increase in deferred income                                           (8,498)              14,225

Net cash outflow from operating activities                                       (15,141)             (3,836)


Cashflow  in  respect of  exceptional  reorganisation  costs was  GBPnil  (2001:
GBP1,035,000).

                                    At           Cash     Other        At
                                    1 January    flow     non cash     31 December
                                    2002                               2002
Analysis of net funds               GBP000       GBP000   GBP000       GBP000

Cash at bank and in hand            8,973        (6,341)  -        2,632
Short-term deposits                 12,843       3,288    -        16,131
Current asset investments           2,184        -        (1,730)  454
Finance leases                      (14)         11       -        (3)

                                    23,986       (3,042)  (1,730)  19,214

26   Related party transactions

Transactions with Group companies
The company has taken advantage of the exemption available to parent companies under FRS 8 'Related Party Disclosures' not to disclose transactions and balances between Group companies, which have been eliminated on consolidation.
     Phogen Limited is a related party of the Group as Xenova Research Limited, the company's wholly owned subsidiary, has a 45% interest in the share capital and 50% of the voting rights of Phogen Limited.
     During  the  year,  the  Group  recharged  expenses  of  GBP185,000  (2001:
GBP126,000) to Phogen Limited. The amount outstanding due to the Group at 31 December 2002 was GBP51,000 (2001: GBP194,000).
     There were no material transactions with other related parties during the year.

27   Subsequent events
On 15 January 2003, the Group announced that it had reached agreement with ImmuLogic Pharmaceutical Corporation Liquidating Trust ("ImmuLogic") under which Xenova has bought out the remaining ImmuLogic rights to future milestone and royalty payments relating to two of Xenova's development stage vaccine programmes, TA-CD and TA-NIC, for GBP0.6m.
     In order to fund the buyout of ImmuLogic's interests, Xenova has raised GBP0.7m, before expenses, through the placing for cash of 1,766,235 New Ordinary Shares of 10 pence each. The new shares, which represent approximately 1.02 per cent of the Company's issued share capital prior to the placing, were placed by Nomura International plc at a price of 38.5 pence per share. Following this transaction, the total number of shares in issue was 174.5 million.

Glossary of technical terms
To assist the reader in understanding the descriptions contained in this document, a glossary of scientific and other terms is set out below.


Absorption                The process of entry into the body of a drug
                          administered by a particular route
Angiogenesis              The growth and development of blood vessels
Ano-genital neoplasia     Abnormal cell growth and division in the
ano-genital area
Atypical MDR              Multi-drug resistance which is effected by
                          downregulation of topoisomerases I or II or by
                          mutation
Bioavailability           The extent to which a chemical is absorbed and
                          distributed in the blood in an unchanged form
                          following administration to a living organism
Blood-brain barrier       The division between the blood circulation and the
                          tissue of the brain, which is permeable only to
                          specific molecules, always below a certain size
CD56+ cells               A subset of white blood cells expressing the P-gp pump
Cell-line                 A defined population of cells which have usually been
                          grown in vitro
Chemokine                 Member of a family of regulatory proteins, involved
                          in the inflammatory response
CIN                       Cervical intraepithelial neoplasia, abnormal cell
                          growth and division in the tissue of the cervix
Combination therapy       The use of two or more drugs in the management of
                          malignant disease
Cytotoxic                 An agent which possesses a specific destructive
                          action on certain cells
DISC                      Disabled infectious single cycle, describing the
                          non-replicating viral vector used in certain
                          of the Group's programmes
DNA                       Deoxyribonucleic acid, the chemical basis of genes
Drug candidate            A drug lead that has been optimised and has been
                          selected to enter preclinical development and
                          clinical trials
Drug screening            Extensive analysis of possible therapeutic molecules
                          to ensure that only the most promising
                          candidates enter the lead identification stage
Drug lead                 An active chemical that affects the target in the
                          desired way and has been selected to enter
                          lead evaluation and/or lead optimisation
Enzyme                    A protein produced in a living organism that acts as
                          a catalyst for a chemical process
Excretion                 The process of elimination from the body of a drug
FDA                       The Food and Drug Administration of the US
Formulation               The combination of active drug and pharmacologically
                          inactive ingredients used to achieve
                          adequate bioavailability
Fusion protein            A protein formed by the expression of a hybrid gene
                          made by combining two gene sequences
GMCSF                     Granulocyte macrophage colony stimulating factor, an
                          immune system stimulating protein
HPV                       Human papillomavirus, believed to be a causal factor
                          in a number of ano-genital cancers
Immunogenic               Triggering a response from the immune system
Indication                A relevant patient condition
In vitro                  A biochemical process, or a biological process, such
                          as the growth of a cell culture, carried out in a
                          test-tube or similar vessel
In vivo                   A biological or biochemical process carried out in a
                          living organism
Lead evaluation           Extensive biological and chemical evaluation to select
                          drug leads for lead optimisation
Lead optimisation/        The process of improvement of a selected optimisation
                          drug lead to develop a chemical that has the optimum
                          profile of action for particular clinical and market
                          needs
Ligand                    The molecule that binds to a specific receptor
MDR/multi-drug            The resistance of cancer cells to a range of
                          resistance anti-cancer drugs
MDR modulator             Any compound that reverses cancer multi-drug
                          resistance
Medicinal chemistry       The design and synthesis of chemicals to achieve a
                          desired biological profile of action
Melanoma                  A type of skin cancer
Metabolism                The process of chemical change that a chemical
                          undergoes in a living organism due to the action
                          of enzymes
Metastasis                The spread of a cancer from the primary tumour to
                          other sites in the body
MRP                       Multidrug resistance protein
Murine                    Pertaining to the mouse
NSCLC                     Non-small cell lung cancer
Oligonucleotide           A short sequence of DNA
Oncology                  The study and practice of cancer research and
                          treatment
Open-labelled             A study where the test drug is known to all parties
                          involved
OX40                      A receptor on white blood cells which is a
                          co-stimulatory factor in the immune response cascade
OX40 Ligand               A protein which binds to the OX40 receptor
PA                        Refers to international patent application
PAI-1                     Plasminogen activator inhibitor, a protein released
                          by platelets and cells lining the blood
                          vessels which regulates the blood clot clearance
                          system in humans
Peptide                   A short chain of amino acid molecules
P-gp/P-glycoprotein       A protein which pumps alien chemicals, including
                          certain cancer drugs, out of living cells
P-gp-inhibitor            A compound that acts as an MDR modulator by the
                          inhibition of P-gp
Pharmacokinetic           The study of the absorption, distribution, metabolism
                          and excretion of a drug
Pharmacology              A study of the action of chemicals on living organisms
Phase I                   A clinical trial with the objective of evaluating the
                          safety and tolerability of a drug
                          candidate
Phase II                  A clinical trial with the objective of evaluating the
                          safety and preliminary efficacy of a drug
                          candidate
Phase IIa                 An early stage Phase II clinical study involving
                          patients which usually aims to examine
                          pharmacokinetic data
Phase IIb                 A late phase II trial involving patients and primarily
                          aimed at the documentation of a drug candidate's
                          efficacy in order to determine if further testing of
                          the drug is warranted
Phase III                 Clinical trial with the objective of evaluating
                          the definitive safety and efficacy of a drug
                          candidate
PK                        Pharmacokinetic (see glossary definition above)
Plasma                    The constituents of blood, excluding blood cells
Potency                   The activity of a chemical relative to its
                          concentration
Preclinical               The testing of an experimental drug, in vitro or in
                          animals, before regulated clinical trials are
                          carried out
Prime-boost               A two part dosing regimen in which a primer dose
                          (or doses) is followed by a booster dose
Profile of action         The combination of pharmacological and other
                          properties of a drug
Prophylactic vaccine      A vaccine which specifically stimulates the immune
                          system to prevent a certain disease
Protein screening test    An in vitro test replicating a disease /screening
                          mechanism in which chemicals are screened
                          to determine if they are active against that disease
                          mechanism
Second generation drug    A drug with a profile of action that is a significant
                          improvement on the first drug of its class
Series (of chemicals)     A series of analogues designed and synthesised around
                          a drug lead
Serine protease inhibitor A group of enzymes with amino acid at the active site which are involved in the control of blood clotting
Systemic                  Involving the whole body
Target                    A disease mechanism defined at a molecular level that
                          can be the subject for therapeutic intervention
Therapeutic area          A group of diseases or conditions, generally all
                          belonging to the same physiological system or
                          treated with similar drugs
Therapeutic vaccine       A vaccine which specifically stimulates the immune
                          system for treatment of a certain pre-existing disease
Thrombosis                The blockage of a blood vessel by a blood clot
Topoisomerases            A family of enzymes involved in the process of
                          duplication of DNA, of which there are two major
                          types, topoisomerase I and II
Vaccine                   A preparation containing killed or living cells (or
                          antigens derived therefrom) of a disease
                          causing organism, which is used to stimulate the
                          immune system to develop defences against a disease
Vaccinia viruses          DNA viruses used as vector systems, as they can hold
                          a large amount of DNA and can therefore be used to
                          make more than one protein at once in a single cell
Vector system             A system, usually involving a harmless virus, by
                          which foreign genetic material can be transported into the nucleus of target cells and expressed there







                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               XENOVA GROUP PLC
                                               (Registrant)




                                               By:__/s/ Daniel Abrams__
                                               Daniel Abrams
                                               Group Finance Director
                                               (Signature)*


Date 28 April 2003